    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 13, 1999


                                                      REGISTRATION NO. 333-70333

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933



                            ------------------------

                               PLANTRONICS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                     DELAWARE                                           77-0207692
          (STATE OR OTHER JURISDICTION OF                            (I.R.S. EMPLOYER
          INCORPORATION OR ORGANIZATION)                          IDENTIFICATION NUMBER)

                               345 ENCINAL STREET
                          SANTA CRUZ, CALIFORNIA 95060
                                 (831) 426-5858
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                             S. KENNETH KANNAPPAN,
                     CHIEF EXECUTIVE OFFICER AND PRESIDENT
                               PLANTRONICS, INC.
                               345 ENCINAL STREET
                          SANTA CRUZ, CALIFORNIA 95060
                                 (831) 426-5858
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

               HENRY P. MASSEY, JR., ESQ.                              PETER E. WILLIAMS III, ESQ.
                ERIC JOHN FINSETH, ESQ.                                  JUSTIN L. BASTIAN, ESQ.
                MICHAEL DE ANGELIS, ESQ.                                BRIAN D. MCALLISTER, ESQ.
            WILSON SONSINI GOODRICH & ROSATI                             MORRISON & FOERSTER LLP
                PROFESSIONAL CORPORATION                                    755 PAGE MILL ROAD
                   650 PAGE MILL ROAD                                      PALO ALTO, CA 94304
                  PALO ALTO, CA 94304                                         (650) 813-5600
                     (650) 493-9300




                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE


     This Registration Statement contains two prospectuses. The first prospectus relates to an underwritten public offering of Common Stock of the Registrant by Louise M. Cecil, Robert S. Cecil and Citigroup Foundation. The second prospectus relates to the offer and sale by the Registrant to Louise M. Cecil of up to 349,678 shares of Common Stock of the Registrant pursuant to the exercise by her of certain employee stock options transferred to her by gift by Robert S. Cecil. The sale of shares by the Registrant to Mrs. Cecil pursuant to the second prospectus will occur prior to the resale of shares, including the shares so issued and sold to Mrs. Cecil, contemplated by the first prospectus.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                             SUBJECT TO COMPLETION

                 PRELIMINARY PROSPECTUS DATED JANUARY 13, 1999

P R O S P E C T U S
                                1,550,000 SHARES

                               [PLANTRONICS LOGO]
                                  COMMON STOCK
                            ------------------------

     All of the shares of Plantronics common stock are being offered by the selling stockholders identified in this prospectus. Plantronics will not receive any of the proceeds from the offering.


     Our common stock trades on the New York Stock Exchange under the symbol "PLT." On January 12>, 1999, the last reported sale price of our common stock on the New York Stock Exchange was $82 5/16 per share.


     INVESTING IN THE COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 8 OF THIS PROSPECTUS.
                            ------------------------

                                                 PER SHARE               TOTAL
                                                 ---------               -----
Public Offering Price..........................      $                     $
Underwriting Discount..........................      $                     $
Proceeds to Selling Stockholders...............      $                     $

     The underwriters may also purchase up to an additional 232,500 shares from one of the selling stockholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The shares of common stock will be ready for delivery in New York, New York
on or about              , 1999.
                            ------------------------

MERRILL LYNCH & CO.                                         SALOMON SMITH BARNEY
HAMBRECHT & QUIST                                      MCDONALD INVESTMENTS INC.
                            ------------------------

               The date of this prospectus is             , 1999.

                               INSIDE FRONT COVER

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Summary.....................................................    4
Risk Factors................................................    8
Use of Proceeds.............................................   17
Price Range of Common Stock.................................   17
Dividend Policy.............................................   17
Capitalization..............................................   18
Selected Consolidated Financial Data........................   19
Management's Discussion and Analysis of Financial Condition
  and
  Results of Operations.....................................   20
Business....................................................   29
Management..................................................   37
Ownership of Common Stock by Selling Stockholders and
  Management................................................   41
Underwriting................................................   43
Information Incorporated by Reference.......................   45
How to Get Information About Plantronics....................   46
Legal Matters...............................................   46
Experts.....................................................   46
Index to Consolidated Financial Statements..................  F-1

                           -------------------------

                           FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about Plantronics, including, among other things:

     - anticipated trends in our business, including trends in the call center, office, mobile, computer and residential market segments;

     - our intention to develop and introduce new products;

     - our anticipated growth and growth strategies; and

     - anticipated levels of headset adoption.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this prospectus might not occur.
                           -------------------------

     You should rely only on the information contained in this prospectus. We have not, and the selling stockholders and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling stockholders and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospectus may have changed since that date.
                           -------------------------


     Plantronics, the logo design, Plantronics and the logo design together, Clarity, Encore, FreeHand, Mirage, PLX, SoundGuard, StarSet, Supra and TriStar are registered United States trademarks of Plantronics, Inc. CHS132 (and family), CT-901, DuoSet, Headset Switcher, Practica, Quick Disconnect, SoundGuard Plus, the clear color and curvature of the Plantronics voice tube, and Vista are trademarks of Plantronics, Inc. Certain of the foregoing trademarks are registered trademarks in certain foreign countries. This prospectus also includes trademarks of companies other than Plantronics.

                                    SUMMARY

     This summary may not contain all the information that may be important to you. You should read the entire prospectus, including the financial data and related notes, before making an investment decision. The terms "Plantronics", "our company" and "we" as used in this prospectus refer to "Plantronics, Inc." and its subsidiaries and predecessors as a combined entity, except where it is made clear that such term means only the parent company. All share and per share data in this prospectus has been adjusted to reflect a 2-for-1 split of our common stock in September 1997. Our fiscal year end is the Saturday closest to March 31. For purposes of presentation, we have shown our accounting year ending on March 31 and our quarterly periods ending on the respective month end.

                               PLANTRONICS, INC.

     Plantronics introduced the first lightweight communications headset in 1962. Since that time we have established ourselves as a world-leading designer, manufacturer and marketer of lightweight communications headset products. We manufacture a broad line of headsets designed for use with substantially all of the different telephone systems currently in use. Our products are designed to increase the productivity, effectiveness and comfort of telephone use. We believe our customers and end-users recognize our headsets for their sound quality, comfort, reliability and industry-leading safety. Historically, we have sold products primarily for use in the call center market segment, but in recent years we have been increasingly leveraging our expertise to become a leading headset supplier to the office, mobile and residential market segments. Our products are available through a global network of distributors, original equipment manufacturers, retailers and telephony service providers.

     The largest group of headset users is call center agents who are on the phone throughout their work day. As the benefits of call centers become more widely recognized and the system cost per agent declines, the establishment of call centers is spreading to smaller organizations and international firms. The office market segment, both corporate and small office/home office, has become increasingly important for headset sales over the last five years. The increasing and simultaneous use of telephones and computers by office workers and a growing awareness of the benefits of headsets have contributed to the growth of this market segment. Additional headset demand is emerging in the mobile, computer and residential market segments.

     Benefits of headset use include:

     - hands-free communication to perform various tasks such as using a computer, taking notes, organizing files, driving a car and completing household chores;

     - improved sound quality;

     - relief of the repetitive stress and discomfort associated with placing a handset between the shoulder and neck; and

     - greater privacy than speakerphones.

     We intend to extend our position as a leading worldwide supplier of lightweight communications headsets and to promote increased headset use globally. Our strategy to achieve these goals includes:

     - extending our headset product leadership;

     - driving headset adoption in the office, mobile, computer and residential market segments;

     - leveraging and strengthening our distribution channels; and

     - driving stockholder value through low cost manufacturing.

     Our product line consists of lightweight communications headsets, headset accessories and services and specialty telephone products. Headsets consist of two distinct units: the "top" and the "base." The top is the portion that the user wears and that includes the speaker and microphone; and the base, or amplifier adapter, interfaces with the telephone or other communications equipment. We manufacture a broad line of headset top styles which can be worn over the head, in the ear or on the ear. Our headsets offer either a voice tube (our most popular style, suitable for the majority of environments) or a noise-canceling microphone (for users working in very loud environments).

     Our headsets incorporate unique features that we believe offer compelling performance advantages relative to competing products, including:

     - greater comfort through the use of an extensive database of human factors for the ergonomic design of headsets;

     - better sound quality with what we believe are the industry's best signal-to-noise ratios, the most powerful noise canceling performance and the industry's only voice tube design; and

     - increased durability and longer product life.

     We sell our products to over 250 customers in more than 60 countries through a network of distributors, original equipment manufacturers, retailers and telephony service providers.

                              RECENT DEVELOPMENTS

     We have called for the redemption, effective January 15, 1999, of all of our 10% Senior Notes Due 2001. The aggregate outstanding principal amount of these notes at that date will be approximately $65.1 million. The aggregate redemption price including accrued interest will be approximately $69.6 million plus expenses, which we will pay out of available cash. We will take a net extraordinary charge of approximately $1.2 million, or approximately $0.07 per diluted share, in the fourth quarter of our fiscal year ending March 31, 1999 in connection with this transaction. This charge represents an early repayment fee of approximately $1.3 million, the write-off of $0.4 million of unamortized debt issuance costs, and estimated expenses of $0.3 million, net of taxes. Based on current interest rates and the alternative of investing the cash, we expect the transaction to increase diluted earnings per share by approximately $0.10 on an annual pro forma basis.

     Effective January 4, 1999, S. Kenneth Kannappan was promoted to Chief Executive Officer of our company, succeeding Robert S. Cecil in that capacity, and was appointed to our Board of Directors. Mr. Kannappan joined our company in February 1995 and has held a number of executive management positions, including President and Chief Operating Officer. Mr. Kannappan has been assuming increasing responsibilities for our day-to-day operations since his March 1998 appointment as President and Chief Operating Officer. Mr. Cecil, who is 63, continues to serve as Chairman of the Board of Directors and to be employed by Plantronics on less than a full-time basis, providing guidance principally in the areas of long-term strategy, management goals, recruitment of key executives and budgetary matters. Mr. Cecil has advised us that he is suffering from a serious illness, but that he believes it is currently stable. Although we and Mr. Cecil believe he is presently able to perform effectively in his continuing role as Chairman with us, his illness is unpredictable. Should his condition deteriorate, he may have to reduce or possibly terminate his relationship with us.


     On January 12, 1999, we announced our unaudited financial results for our third fiscal quarter ended December 31, 1998. We reported that net sales increased 16.2% to $72.0 million compared to $62.0 million for our quarter ended December 31, 1997. Gross profit for this quarter increased 22.3% to $41.0 million (57.0% of net sales), compared to $33.6 million (54.1% of net sales) for our quarter ended December 31, 1997. Net income for this quarter increased 38.4% to $14.4 million, compared to $10.4 million for our quarter ended December 31, 1997. Diluted earnings per share increased 38.6% to $0.79 for the quarter ended December 31, 1998, compared to $0.57 for our quarter ended December 31, 1997. These quarterly results are not necessarily indicative of the results that may be expected for fiscal year 1999 or any future period.


                                HOW TO REACH US

     Our principal executive offices are located at 345 Encinal Street, Santa Cruz, California 95060. Our telephone number at that address is (831) 426-5858. Plantronics is incorporated in Delaware.

                                  THE OFFERING

Common Stock Offered:
  Citigroup Foundation.......................  1,000,000 shares
  Robert S. Cecil............................  432,822 shares
  Louise M. Cecil............................  117,178 shares
          Total..............................  1,550,000 shares(1)
Shares Outstanding After the
  Offering...................................  17,265,906 shares(1)
Use of Proceeds..............................  Plantronics will not receive any proceeds from this offering. However, Plantronics
                                               will receive $855,617 upon the exercise of
                                               certain options to purchase 550,000 shares
                                               of common stock to be sold by the selling
                                               stockholders in this offering. We intend
                                               to use such proceeds, net of expenses of
                                               this offering, for working capital and
                                               general corporate purposes.
Risk Factors.................................  See "Risk Factors" for a discussion of factors you should carefully consider
                                               before deciding to invest in our common
                                               stock.
NYSE Symbol..................................  "PLT"

---------------
(1) Includes 550,000 shares to be issued to Robert S. and Louise M. Cecil upon their exercise of certain stock options. If the underwriters' over-allotment option is exercised in full, Louise M. Cecil will exercise stock options for, and sell, an additional 232,500 shares. Shares outstanding after this offering is based on the number of shares actually outstanding as of December 31, 1998, and excludes 2,421,833 shares of common stock reserved for issuance at December 31, 1998 under our stock incentive plans, less the 550,000 shares to be issued to Mr. and Mrs. Cecil and sold in this offering.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                   SIX MONTHS ENDED
                                  FISCAL YEARS ENDED MARCH 31,       SEPTEMBER 30,
                                 ------------------------------   -------------------
                                   1996       1997       1998       1997       1998
                                 --------   --------   --------   --------   --------
                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Net sales......................  $182,959   $195,307   $236,112   $110,562   $141,210
Gross profit...................    96,072    104,740    127,598     59,603     77,121
Operating income...............    47,509     50,339     62,373     28,377     40,254
Net income.....................    25,470     29,671     39,189     17,671     26,084
Diluted earnings per common
  share........................  $   1.42   $   1.67   $   2.15   $   0.98   $   1.43
Shares used in diluted per
  share calculations...........    17,964     17,792     18,223     18,086     18,291

                                                        SEPTEMBER 30, 1998
                                             ----------------------------------------
                                                                             AS
                                              ACTUAL    PRO FORMA(1)    ADJUSTED(2)
                                             --------   ------------   --------------
                                                          (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents..................  $ 95,100     $ 28,450        $ 29,306
Working capital............................   122,994       57,099          58,088
Total assets...............................   189,597      122,560         123,416
Long-term debt.............................    65,050           --              --
Total stockholders' equity.................    76,177       74,945          75,934

-------------------------

(1) Pro forma for the redemption on January 15, 1999 of our 10% Senior Notes Due 2001 as if such redemption had occurred on September 30, 1998. The redemption includes a prepayment premium of $1.3 million, the write-off of $0.4 million of unamortized debt issuance costs, and estimated expenses of $0.3 million. Net redemption expenses less related tax benefits are expected to total $1.2 million. This transaction will be reported as an extraordinary item in the fourth quarter of our fiscal year ending March 31, 1999.

(2) As adjusted to reflect (i) the pro forma calculation described in footnote 1 above, (ii) approximately $1.2 million to be received by Plantronics from the exercise of options to purchase 550,000 shares of common stock held by Robert S. and Louise M. Cecil, and (iii) estimated expenses of the offering payable by Plantronics of approximately $0.3 million, less related tax benefits.

                                  RISK FACTORS

     Investing in our common stock will provide you with an equity ownership interest in Plantronics. As a Plantronics shareholder, you may be subject to risks inherent in our business. The performance of your shares will reflect the performance of our business relative to, among other things, our competition, general economic and market conditions and industry conditions. The value of your investment may increase or decline and could result in a loss. You should carefully consider the following factors as well as other information contained in this prospectus before deciding to invest in our common stock.

DEPENDENCE ON CALL CENTER MARKET SEGMENT

     We have historically derived, and continue to derive, a substantial majority of our net sales from the call center market segment. This market segment has grown significantly in recent years as new call centers have proliferated and existing call centers have expanded. While we believe this market segment is continuing to grow, in the future this growth could slow or revenues from this market segment could decline due to various factors. For example, technological advances such as automated interactive voice response systems could reduce or eliminate the need for call center agents in certain applications. In addition, consumer resistance to telemarketing could adversely affect growth in the call center market segment. Due to our reliance on the call center market segment, we will be affected more by changes in the rate of call center establishment and expansion and the communications products that call center agents use than would a company serving a broader market. Any decrease in the demand for call centers and related headset products could cause a decrease in the demand for our products, which would materially adversely affect our business, financial condition and results of operations.

FAILURE OF THE OFFICE, MOBILE, COMPUTER AND RESIDENTIAL MARKET SEGMENTS TO
DEVELOP

     While the call center market segment is still the most significant part of our business, we believe that our future prospects will depend in large part on the growth in demand for headsets in the office, mobile, computer and residential market segments. These communications headset market segments are relatively new and undeveloped. Moreover, we do not have extensive experience in selling headset products to customers in these market segments. If the demand for headsets in these market segments fails to develop, or develops slower than we currently anticipate, or if we are unable to effectively market our products to customers in these market segments, it would have a material adverse effect on the potential demand for our products and on our business, financial condition and results of operations.

OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY

     Our quarterly results of operations may vary significantly in the future for a variety of reasons, including the following:

     - changes in demand for our products;

     - timing and size of orders from customers;

     - cancellations or delays of deliveries of components and subassemblies by our suppliers;

     - variances in the timing and amount of engineering and operating expenses;

     - distribution channel volume variations;

     - delays in shipments of our products;

     - product returns and customer credits;

     - new product introductions by us or our competitors;

     - entrance of new competitors;

     - increases in the costs of our components and subassemblies;

     - price erosion;

     - changes in the mix of products sold by us;

     - seasonal fluctuations in demand; and

     - general economic conditions.

     Each of the above factors is difficult to forecast and thus could have a material adverse effect on our business, financial condition and results of operations.

     We generally ship most orders during the quarter in which they are received, and, consequently, we do not have a significant backlog of orders. As a result, quarterly net sales and operating results depend primarily on the volume and timing of orders received during the quarter. It is difficult to forecast orders for a given quarter. Since a large portion of our operating expenses, including rent, salaries and certain manufacturing expenses, are fixed and difficult to reduce or modify, if net sales do not meet our expectations, our business, financial condition and results of operations could be materially adversely affected.

     Our operating results can also vary substantially in any period depending on the mix of products sold and the distribution channels through which they are sold. In the event that sales of lower margin products or sales through lower margin distribution channels in any period represent a disproportionate share of total sales during such period, our operating results would be materially adversely affected.

     We believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indicative of future operating results. In addition, our operating results in a future quarter or quarters may fall below the expectations of securities analysts or investors, and, as a result, the price of our common stock might fall.

WE MUST MATCH PRODUCTION TO DEMAND

     Historically, we have seen steady increases in customer demand for our products and have generally been able to increase production to meet that demand. However, the demand for our products is dependent on many factors and such demand is inherently difficult to forecast. Significant unanticipated fluctuations in demand could cause the following operating problems, among others:

     - If demand increases beyond that forecasted, we would have to rapidly increase production. We depend on suppliers to provide additional volumes of components and subassemblies, and, therefore, might not be able to increase production rapidly enough to meet unexpected demand. This could cause us to fail to meet customer expectations. There could be short-term losses of sales while we are trying to increase production. If customers turn to competitive sources of supply to meet their needs, there could be a long-term impact on our revenues.

     - Rapid increases in production levels to meet unanticipated demand could result in higher costs for components and subassemblies and higher overtime costs and other expenses. These higher expenditures could lower our profit margins. Further, if production is increased rapidly, there may be decreased manufacturing yields, which may also lower our margins.

     - If forecasted demand does not develop, we could have excess production or excess capacity. Excess production could result in higher inventories of finished products, components and subassemblies. If we were unable to sell these inventories, we would have to write off some or all of our inventories of obsolete products and unusable components and subassemblies. Excess manufacturing capacity could lead to higher production costs and lower margins.

Any of the foregoing problems could materially adversely affect our business, financial condition and results of operations.

WE DEPEND ON OUR SUPPLIERS

     We buy components and subassemblies from a variety of suppliers and assemble them into finished products. The cost, quality, and availability of such components are essential to the successful production and sale of our products. Obtaining components and subassemblies entails various risks, including the following:

     - Prices of components and subassemblies may rise. If this occurs and we are not able to pass these increases on to our customers or to achieve operating efficiencies that would offset the increases, it would have a material adverse effect on our business, financial condition and results of operations.

     - We obtain certain subassemblies and components from single suppliers, and alternate sources for these items are not readily available. To date, we have experienced only minor interruptions in the supply of these components and subassemblies, none of which has significantly affected our results of operations. However, an interruption in supply from any of our single source suppliers in the future would materially adversely affect our business, financial condition and results of operations.

     - Most of our suppliers are not obligated to continue to provide us with components and subassemblies. Rather, we buy most components and subassemblies on a purchase order basis. If our suppliers experience increased demand or shortages, it could affect deliveries to us. In turn, this would affect our ability to manufacture and sell products that are dependent on those components and subassemblies. This would materially adversely affect our business, financial condition and results of operations.

THE HEADSET MARKET IS HIGHLY COMPETITIVE

     The market for our products is highly competitive. We compete with a variety of companies in various segments of the communications headset market. In the call center segment, the largest market segment in which we compete, our two largest competitors, GN Netcom and ACS Wireless, Inc., recently merged to form a single company. Although it is unclear how this merger will affect us, the merged entity will have a broader product offering and greater marketing presence than either of the two entities had separately. Moreover, the economies of scale that may result from the merger could lead to increased pricing pressures in our market.

     We also anticipate that we will face additional competition from companies that currently do not offer communications headsets. This is particularly true in the office, mobile, computer and residential market segments. As these market segments mature, we will face increased competition from consumer electronics companies and other companies that currently manufacture and sell mobile phones or computer peripheral equipment. These new competitors are likely to be larger, offer broader product lines, bundle or integrate with other products communications headset tops and bases manufactured by them or others, offer products containing bases that are incompatible with our headset tops and have substantially greater financial, marketing and other resources than we do.

     We believe that important competitive factors for us are product reliability, product features, customer service and support, reputation, distribution, ability to meet delivery schedules, warranty terms, product life and price. If we do not compete successfully with respect to any of these or other factors it could materially adversely affect our business, financial condition and results of operations. If we do not successfully develop and market products that compete successfully with those of our competitors it would materially adversely affect our business, financial condition and results of operations.

NEW PRODUCT DEVELOPMENT IS RISKY; WE MUST RESPOND TO CHANGING CUSTOMER REQUIREMENTS AND TECHNOLOGIES

     Our product development efforts historically have been directed toward enhancement of existing products and development of new products that capitalize on our core capabilities. The success of new product introductions is dependent on several factors, including the proper selection of new product features, timely completion and introduction of new product designs, cost-effective manufacture of such products, quality of new products and market acceptance. To be successful in the future, we must develop new products, qualify these new products, successfully introduce these products to the market on a timely basis, and commence and sustain low-cost, volume production to meet customers' demands. Although we attempt to determine the specific needs of headset users in our target market segments, because almost all of our sales are indirect, we may not always be able to timely and accurately predict end-user requirements. As a result, our products may not be timely developed, designed to address current or future end-user requirements, offered at competitive prices or accepted, which could materially adversely affect our business, financial condition and results of operations. Moreover, we generally incur substantial research and development costs before the technical feasibility and commercial viability of a new product can be ascertained. Accordingly, revenues from new products may not be sufficient to recover the associated development costs.

     Historically, the technology used in lightweight communications headsets has evolved slowly. New products have primarily offered stylistic changes and quality improvements, rather than significant new technologies. We anticipate that the technology used in hands-free communications devices, including our products, will begin to evolve more rapidly in the future. We believe that this is particularly true of the office, mobile and residential market segments, which may require us to develop new headset technologies to support cordless and wireless operation and to interface with new communications and computing devices. As a result, our success depends upon our ability to enhance existing products, to respond to changing market requirements, and to develop and introduce in a timely manner new products that keep pace with technological developments. If we are unable to develop and introduce enhanced products or new products in a timely manner in response to changing market conditions or customer requirements, it will materially and adversely affect our business, financial condition and results of operations.

WE DEPEND ON OUR DISTRIBUTION CHANNELS

     We sell substantially all of our products through distributors, original equipment manufacturers ("OEMs"), retailers and telephony service providers. Our existing relationships with these parties are nonexclusive and can be terminated by either party without cause. Our channel partners also sell or can potentially sell products offered by our competitors. To the extent that our competitors offer our channel partners more favorable terms, such partners may decline to carry, de-emphasize or discontinue carrying our products. In the future, we may not be able to retain or attract a sufficient number of qualified channel partners. Further, such partners may not recommend, or continue to recommend, our products. The inability to establish or maintain successful relationships with distributors, OEMs, retailers and telephony service providers or to expand our distribution channels could materially adversely affect our business, financial condition or results of operations.

WE DEPEND ON S. KENNETH KANNAPPAN AND OTHER KEY PERSONNEL

     Our success depends to a significant extent upon the services of a limited number of executive officers and other key employees. On January 4, 1999, S. Kenneth Kannappan was promoted to Chief Executive Officer of our company, succeeding Robert S. Cecil in that capacity, and was appointed to our Board of Directors. Mr. Kannappan joined our company in February 1995 and has held a number of executive management positions, including President and Chief Operating Officer. Mr. Kannappan has been assuming increasing responsibilities for our day-to-day operations since his March 1998 appointment as President and Chief Operating Officer. The unanticipated loss of the services of Mr. Kannappan or one or more of our other executive officers or key employees could have a material adverse effect upon our business, financial condition and results of operations.

     We also believe that our future success will depend in large part upon our ability to attract and retain additional highly skilled technical, management, sales and marketing personnel. Competition for such personnel is intense. We may not be successful in attracting and retaining such personnel, and, our failure to do so could have a material adverse effect on our business, operating results or financial condition.

CITICORP VENTURE CAPITAL RETAINS SIGNIFICANT CONTROL

     After this offering, our largest stockholder, Citicorp Venture Capital, Ltd. ("CVC"), will beneficially own 4,509,168 shares of our common stock (excluding any shares that may be owned by employees of CVC or its affiliates), which will represent approximately 26.1% of the outstanding common stock. We also have an agreement with CVC under which it is entitled to have up to three of its designees serve on our Board of Directors, depending on the level of CVC's continuing stock ownership. Messrs. Robert F. B. Logan, M. Saleem Muqaddam and John Mowbray O'Mara are currently serving as CVC's designees under that agreement. Accordingly, CVC has the ability to exert substantial influence on the full Board of Directors, which currently consists of eight members. In addition, our bylaws contain provisions that require a supermajority vote of the Board of Directors to approve certain transactions, including amendments of our Certificate of Incorporation and bylaws, mergers and sales of substantial assets, acquisitions of other companies and sales of capital stock. These provisions may have the effect of giving a small number of directors the ability to block such transactions.

FUTURE SALES OF OUR COMMON STOCK BY CITICORP VENTURE CAPITAL, MR. AND MRS. CECIL OR MANAGEMENT MAY DEPRESS OUR STOCK PRICE

     Upon completion of this offering, we will have outstanding 17,265,906 shares of common stock (based upon shares outstanding as of December 31, 1998), assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options after December 31, 1998 other than exercises by Mr. and Mrs. Cecil as described elsewhere in this prospectus. All of these shares will be freely tradable except for 4,509,168 shares held by CVC and 433,254 shares held by our executive officers and directors. These 4,942,422 shares, as well as an additional 1,906,666 shares subject to outstanding stock options at December 31, 1998 held by executive officers, directors and Mrs. Cecil, are subject to lockup agreements with the underwriters and cannot be sold for a period of 90 days after the offering without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. In addition, the holders of these shares or options may only sell their shares in reliance on Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), or pursuant to an effective registration statement filed with the Securities and Exchange Commission. Certain of our current stockholders, including CVC and certain of our officers, directors and key employees, also have contractual rights to require Plantronics to register their shares for public sale. Sales of a substantial number of shares of common stock in the public market following the offering, as well as sales of shares issued upon exercise of stock options, by any of the officers, directors or other stockholders mentioned above could adversely affect the prevailing market price of the common stock and impair our ability to raise capital through the sale of equity securities.

RISKS ASSOCIATED WITH OUR FOREIGN OPERATIONS

     Approximately 30.7% and 30.2% of our net sales in fiscal 1998 and the six months ended September 30, 1998, respectively, were derived from customers outside the United States. In addition, we conduct substantially all of our headset assembly operations in our manufacturing facility located in Mexico, and we obtain most of the components and subassemblies used in our products from various foreign suppliers. The inherent risks of international operations, particularly in Mexico, could materially adversely affect our business, financial condition and results of operations. The types of risks faced in connection with international operations and sales include:

     - cultural difference in the conduct of business;

     - greater difficulty in accounts receivable collection;

     - unexpected changes in regulatory requirements;

     - tariffs and other trade barriers;

     - economic and political conditions in each country;

     - management and operation of an enterprise spread over various countries; and

     - burden of complying with a wide variety of foreign laws.

     A significant portion of our business is conducted in currencies other than the U.S. dollar. As a result, fluctuations in exchange rates creates risk to us in both the sale of our products and our purchase of supplies. Fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar have caused and will continue to cause currency transaction gains and losses. Although we do not currently engage in any hedging activities to mitigate exchange rate risks, we continually evaluate programs to reduce our foreign currency exposure. However, there can be no assurance that we will not continue to experience currency losses in the future, nor can we predict the effects of future exchange rate fluctuations on future operating results. To the extent that sales to our foreign customers increase or transactions in foreign currencies increase, our business, financial condition and results of operations could be materially adversely affected by exchange rate fluctuations. In addition, we cannot predict the potential consequences to our business of the adoption of the Euro as a common currency in Europe.

WE DEPEND ON OUR PRINCIPAL MANUFACTURING FACILITY

     Substantially all of our manufacturing operations are currently performed in a single facility in Tijuana, Mexico. A fire, flood or earthquake, political unrest or other disaster or condition affecting our facility could have a material adverse effect on our business, financial condition and results of operations. While we have developed a disaster recovery plan and believe we are adequately insured with respect to this facility, we may not be able to implement the plan effectively or on a timely basis or recover under applicable insurance policies.

FAILURE OF ELECTRONIC SYSTEMS TO RECOGNIZE THE YEAR 2000

     Many existing electronic systems, including computer systems, use only the last two digits to refer to a year. Therefore, these systems may recognize a date using "00" as 1900 rather than the year 2000. If not corrected, many computer and other electronic applications and systems could fail or create erroneous results when addressing dates on and after January 1, 2000. Our products do not address or utilize dates in their operation, and, accordingly, our products should not fail due to the year 2000 problem. However, we use and depend on information technology systems (including business information computer systems and design and manufacturing computer systems) and other machinery and equipment that includes embedded date sensitive technology. We also depend on the proper functioning of date sensitive electronic systems of third parties, such as customers and suppliers. The failure of any of these systems to appropriately interpret the year 2000 could have a material adverse effect on our business, financial condition and results of operations. We are undertaking efforts to ensure that our business systems and those of our suppliers and customers are compliant with the requirements of the year 2000. However, our year 2000 program may not be effective or we may not be able to implement it in a timely and cost-effective manner. Our year 2000 efforts may not, therefore, ensure against disruptions caused by the approach or advent of the year 2000. The year 2000 problem is potentially very widespread, and it is not possible to determine all the potential risks that we may face. Our inability to remedy our own year 2000 problems or the failure of third parties to do so may cause business interruptions or shutdowns, financial loss, regulatory actions, harm to our reputation and exposure to liability.

RISKS OF INADEQUATE PROTECTION OF INTELLECTUAL PROPERTY AND INFRINGEMENT OF RIGHTS OF OTHERS

     Our success will depend in part on our ability to protect our proprietary technology. We rely primarily on a combination of nondisclosure agreements and other contractual provisions as well as patent, trademark, trade secret, and copyright laws to protect our proprietary rights. We currently hold 33 United States patents and additional foreign patents and intend to continue to seek patents on our inventions when we believe it to be appropriate. The process of seeking patent protection can be lengthy and expensive. Patents may not be issued in response to our applications, and patents that are issued may be invalidated, circumvented or challenged by others. If we are required to enforce our patents or other proprietary rights through litigation, the costs and diversion of management's attention could be substantial. In addition, the rights granted under any patents may not provide us competitive advantages or be adequate to safeguard and maintain our proprietary rights. Moreover, the laws of certain countries do not protect our proprietary rights to the same extent as do the laws of the United States. If we do not enforce and protect our intellectual property rights, it could materially adversely affect our business, financial condition and results of operations.

     From time to time, third parties, including our competitors, may assert patent, copyright and other intellectual property rights against us. Such claims, if they are asserted, could result in costly litigation and diversion of management's attention. In addition, we may not ultimately prevail in any such litigation or be able to license any valid and infringed patents from such third parties on commercially reasonable terms, if at all. Any infringement claim or other litigation against us could materially adversely affect our business, financial condition and results of operations.

PRODUCT LIABILITY EXPOSURE

     The use of our products exposes us to the risk of product liability claims. Product liability claims have in the past been, and are currently being, asserted against us. None of the previously resolved claims have materially affected our business, financial condition or results of operations, nor do we believe that any of the pending claims will have such an effect. Although we maintain product liability insurance, the coverage provided under our policies could be unavailable or insufficient to cover the full amount of any such claim. Therefore, successful product liability claims brought against us could have a material adverse effect upon our business, financial condition and results of operations.

OUR STOCK PRICE MAY BE VOLATILE

     The market price for our common stock may be affected by a number of factors, including the announcement of new products or product enhancements by us or our competitors, the loss of services of one or more of our executive officers or other key employees, quarterly variations in our or our competitors' results of operations, changes in earnings estimates or recommendation by securities analysts, developments in our industry, sales of substantial numbers of shares of our common stock in the public market, general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors. In addition, stock prices for many companies in the technology sector have experienced wide fluctuations that have often been unrelated to the operating performances of such companies. Such factors and fluctuations, as well as general economic, political and market conditions, such as recessions, may materially adversely affect the market price of our common stock.

ENVIRONMENTAL MATTERS

     We are subject to various federal, state, local and foreign environmental laws and regulation, including those governing the use, discharge and disposal of hazardous substances in the ordinary course of our manufacturing process. Although we believe that our current manufacturing operations comply in all material respects with applicable environmental laws and regulations, environmental legislation has been enacted and may in the future be enacted or interpreted to create environmental liability with respect to our facilities or operations. We have included in our financial statements a reserve of $1.5 million for possible environmental remediation of the site of one of our previous businesses. While no claims have been asserted against us in connection with this matter, such claims could be asserted in the future and any liability that might result could exceed the amount of the reserve.

EFFECTS OF ANTITAKEOVER PROVISIONS

     Our Board of Directors has the authority to issue preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting and conversion rights, of those shares without any further vote or action by the stockholders. The issuance of our preferred stock could have the effect of making it more difficult for a third party to acquire us. In addition, we are subject to the antitakeover provisions of Section 203 of the Delaware General Corporation Law, which could also have the effect of delaying or preventing our acquisition by a third party. Further, certain provisions of our Certificate of Incorporation and bylaws could delay or make more difficult a merger, tender offer or proxy contest, which could adversely affect the market price of our common stock.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of common stock in this offering. However, in connection with the related exercise of stock options by two of the selling stockholders, we will receive $855,617 ($1,491,504 if the underwriters' over-allotment option is exercised in full), representing the aggregate exercise price of such options after deducting estimated expenses of the offering. We intend to use the net option exercise proceeds for working capital and general corporate purposes. We also expect to receive a tax deduction as a result of these option exercises in an amount equal to the fair market value of the stock subject to the options on the exercise date less the exercise prices of the options.

                          PRICE RANGE OF COMMON STOCK

     Our common stock has been trading publicly on the New York Stock Exchange under the symbol "PLT" since January 20, 1994. The table below sets forth the range of quarterly high and low closing sales prices for our common stock on the New York Stock Exchange during the calendar quarters indicated.


                                                     HIGH            LOW
                                                   ---------      ---------
1996
  First Quarter..................................  $18 7/8        $16 3/16
  Second Quarter.................................  20 1/4         17 11/16
  Third Quarter..................................  19 3/4         18 1/2
  Fourth Quarter.................................  22 1/2         18 5/16
1997
  First Quarter..................................  24 7/8         21 1/2
  Second Quarter.................................  25 3/16        20 3/8
  Third Quarter..................................  39             25 3/32
  Fourth Quarter.................................  40 7/8         35 3/8
1998
  First Quarter..................................  42 3/4         39 1/4
  Second Quarter.................................  51 1/2         39 13/16
  Third Quarter..................................  64 9/16        45 3/4
  Fourth Quarter.................................  86             48 5/16
1999
  First Quarter (through January 12, 1999).......  86 3/4         82 5/16



     On January 12, 1999, the closing sale price of our common stock as reported by the New York Stock Exchange was $82 5/16 per share. As of December 31, 1998, there were approximately 99 stockholders of record of our common stock.


                                DIVIDEND POLICY

     Plantronics has not paid any dividends in recent years. We currently intend to retain any earnings for use in our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, our bank line of credit restricts us from paying cash dividends on shares of our capital in an amount greater than 50% of our cumulative net income (net of cumulative losses) for the period commencing February 19, 1997 through the date of declaration.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of September 30, 1998,
(i) on an actual basis, (ii) on a pro forma basis to reflect the redemption on January 15, 1999 of our 10% Senior Notes Due 2001 as if such redemption occurred on September 30, 1998 and (iii) on an as adjusted basis to reflect the pro forma calculations set forth in (ii) above and the proceeds received in connection with this offering from the exercise of options held by certain of the selling stockholders (assuming the underwriters' over-allotment option is not exercised), less estimated offering expenses payable by us. This information should be read in conjunction with our consolidated financial statements and the notes thereto appearing elsewhere in this prospectus.

                                                      SEPTEMBER 30, 1998
                                            --------------------------------------
                                                          PRO             AS
                                             ACTUAL     FORMA(1)    ADJUSTED(1)(2)
                                            --------    --------    --------------
                                              (IN THOUSANDS, EXCEPT SHARE DATA)
Long-term debt............................  $ 65,050    $     --       $     --
                                            --------    --------       --------
Stockholders' equity:
  Common stock, $0.01 par value per share;
     40,000,000 shares authorized,
     16,550,563 shares issued and
     outstanding, actual; 16,550,563
     shares issued and outstanding, pro
     forma; 17,100,563 shares issued and
     outstanding, as adjusted(3)..........       177         177            182
  Additional paid-in capital..............    70,684      70,684         71,885
  Cumulative translation adjustment.......      (891)       (891)          (891)
  Retained earnings.......................    41,439      40,207         39,990
                                            --------    --------       --------
                                             111,409     110,177        111,166
  Less: Treasury stock (common: 1,121,160
     shares) at cost......................   (35,232)    (35,232)       (35,232)
                                            --------    --------       --------
     Total stockholders' equity...........    76,177      74,945         75,934
                                            --------    --------       --------
          Total capitalization............  $141,227    $ 74,945       $ 75,934
                                            ========    ========       ========

-------------------------
(1) The redemption of Senior Notes includes an early repayment premium of $1.3 million, the write-off of unamortized debt issuance costs of $0.4 million and estimated expenses of $0.3 million. Net redemption expenses less related tax benefits are approximately $1.2 million.

(2) Reflects the $1.2 million to be received in connection with this offering from the exercise of 550,000 options held by Robert S. and Louise M. Cecil, less offering expenses payable by us estimated at $0.3 million. Net offering expenses less related tax benefits are approximately $0.2 million.

(3) Excludes 4,273,290 shares of common stock reserved for issuance as of September 30, 1998 under our stock incentive plans. Options to purchase 550,000 of these shares (782,500 if the underwriters' over-allotment option is exercised in full) will be exercised by Robert S. and Louise M. Cecil in connection with this offering.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table presents our selected consolidated financial data for, and as of the end of, each of the periods indicated. The selected consolidated financial data for, and as of the end of, the fiscal years ended March 31, 1997 and 1998 and the consolidated statement of operations data for the fiscal year ended March 31, 1996 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated balance sheet data for March 31, 1996 have been derived from our audited consolidated financial statements not included in this prospectus. The selected consolidated financial data for the six months ended September 30, 1997 and 1998 have been derived from our unaudited financial statements, and, in the opinion of our management, include all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of our financial position and results of operations. The selected consolidated financial data, including our operating results for the six months ended September 30, 1998, are not necessarily indicative of the results that may be expected for fiscal year 1999 or any future period. The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes included elsewhere in this prospectus.

                                                                       SIX MONTHS ENDED
                                      FISCAL YEARS ENDED MARCH 31,       SEPTEMBER 30,
                                     ------------------------------   -------------------
                                       1996       1997       1998       1997       1998
                                     --------   --------   --------   --------   --------
                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Net sales..........................  $182,959   $195,307   $236,112   $110,562   $141,210
Cost of sales......................    86,887     90,567    108,514     50,959     64,089
                                     --------   --------   --------   --------   --------
Gross profit.......................    96,072    104,740    127,598     59,603     77,121
                                     --------   --------   --------   --------   --------
Operating expenses:
  Research, development and
     engineering...................    13,718     14,503     17,543      8,384      9,005
  Selling, general and
     administrative................    34,845     39,898     47,682     22,842     27,862
                                     --------   --------   --------   --------   --------
     Total operating expenses......    48,563     54,401     65,225     31,226     36,867
                                     --------   --------   --------   --------   --------
Operating income...................    47,509     50,339     62,373     28,377     40,254
Interest expense, including
  amortization of debt issuance
  costs............................     7,140      7,104      6,984      3,493      3,588
Interest and other income, net.....    (1,385)    (1,722)    (2,243)    (1,102)    (1,693)
                                     --------   --------   --------   --------   --------
Income before income taxes.........    41,754     44,957     57,632     25,986     38,359
Income tax expense.................    16,284     15,286     18,443      8,315     12,275
                                     --------   --------   --------   --------   --------
Net income.........................  $ 25,470   $ 29,671   $ 39,189   $ 17,671   $ 26,084
                                     ========   ========   ========   ========   ========
Basic earnings per common share....  $   1.53   $   1.75   $   2.38   $   1.07   $   1.58
                                     ========   ========   ========   ========   ========
Shares used in basic per share
  calculations.....................    16,593     17,003     16,481     16,450     16,494
                                     ========   ========   ========   ========   ========
Diluted earnings per common
  share............................  $   1.42   $   1.67   $   2.15   $   0.98   $   1.43
                                     ========   ========   ========   ========   ========
Shares used in diluted per share
  calculations.....................    17,964     17,792     18,223     18,086     18,291
                                     ========   ========   ========   ========   ========

                                                     MARCH 31,
                                           ------------------------------   SEPTEMBER 30,
                                             1996       1997       1998         1998
                                           --------   --------   --------   -------------
                                                           (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents................  $ 26,787   $ 42,262   $ 64,901     $ 95,100
Working capital..........................    48,554     63,341     98,759      122,994
Total assets.............................   108,661    127,241    165,475      189,597
Long-term debt...........................    65,050     65,050     65,050       65,050
Total stockholders' equity...............     1,415     20,882     53,436       76,177

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     Plantronics introduced the first lightweight communications headset in 1962. Since that time we have established ourselves as a world-leading designer, manufacturer and marketer of lightweight communications headset products. We manufacture a broad line of headsets designed for use with substantially all of the different telephone systems currently in use. Our products are designed to increase the productivity, effectiveness and comfort of telephone use. We believe our customers and end-users recognize our headsets for their sound quality, comfort, reliability and industry-leading safety. Historically, we have sold products primarily for use in the call center market segment, but in recent years we have been increasingly leveraging our expertise to become a leading headset supplier to the office, mobile and residential market segments. Our products are available through a global network of distributors, original equipment manufacturers, retailers and telephony service providers.

RESULTS OF OPERATIONS

     The following table sets forth items, for the periods indicated, from our Consolidated Statements of Operations as a percentage of net sales.

                                                                     SIX MONTHS
                                                                       ENDED
                                         YEARS ENDED MARCH 31,     SEPTEMBER 30,
                                        -----------------------    --------------
                                        1996     1997     1998     1997     1998
                                        -----    -----    -----    -----    -----
Net sales.............................  100.0%   100.0%   100.0%   100.0%   100.0%
Cost of sales.........................   47.5     46.4     46.0     46.1     45.4
                                        -----    -----    -----    -----    -----
Gross profit..........................   52.5     53.6     54.0     53.9     54.6
                                        -----    -----    -----    -----    -----
Operating expenses:
  Research, development and
     engineering......................    7.5      7.4      7.4      7.6      6.4
  Selling, general and
     administrative...................   19.0     20.4     20.2     20.6     19.7
                                        -----    -----    -----    -----    -----
     Total operating expenses.........   26.5     27.8     27.6     28.2     26.1
                                        -----    -----    -----    -----    -----
Operating income......................   26.0     25.8     26.4     25.7     28.5
Interest expense......................    3.9      3.7      3.0      3.2      2.5
Interest and other income, net........   (0.7)    (0.9)    (1.0)    (1.0)    (1.2)
                                        -----    -----    -----    -----    -----
Income before income taxes............   22.8     23.0     24.4     23.5     27.2
Income tax expense....................    8.9      7.8      7.8      7.5      8.7
                                        -----    -----    -----    -----    -----
Net income............................   13.9%    15.2%    16.6%    16.0%    18.5%
                                        =====    =====    =====    =====    =====

SIX MONTHS ENDED SEPTEMBER 30, 1998 AND 1997

     Net Sales. Net sales for the six months ended September 30, 1998 increased by 27.7% to $141.2 million, compared to $110.6 million for the six months ended September 30, 1997. Domestic sales for the six months ended September 30, 1998 increased by 26.4% to $98.6 million, compared to $78.0 million for the six months ended September 30, 1997. Domestic sales increased in all distribution channels, with the highest percentage increase occurring in the OEM and retail channels. International sales increased by 30.9% to $42.6 million for the six months ended September 30, 1998, compared to $32.6 million for the six months ended September 30, 1997. Most of this growth occurred in Europe and Canada, with sales in the Asia Pacific/Latin America region growing at a slower rate, reflecting the continuing economic slowdown in Asia.

     Gross Profit. Gross profit for the six months ended September 30, 1998 increased by 29.4% to $77.1 million (54.6% of net sales), compared to $59.6 million (53.9% of net sales) for the six months ended September 30, 1997. The increase in gross profit mainly reflects the overall increase in net sales. In addition, we continued to focus on reducing product costs through design and manufacturing efficiencies and by obtaining lower costs from suppliers.

     Research, Development and Engineering. Research, development and engineering expenses for the six months ended September 30, 1998 increased 7.4% to $9.0 million (6.4% of net sales) compared to $8.4 million (7.6% of net sales) for the six months ended September 30, 1997. The absolute dollar increase in these expenses reflects increased investment in new product development and technologies, in particular, for products designed for the office market segment.

     Selling, General and Administrative. Selling, general and administrative expenses in the six months ended September 30, 1998 increased by 22.0% to $27.9 million (19.7% of net sales), compared to $22.8 million (20.6% of net sales) for the six months ended September 30, 1997. The overall increase in selling, general and administrative expenses in the six months ended September 30, 1998 was primarily from costs associated with higher worldwide unit sales and related variable expenses, such as sales commissions and employee profit sharing, as well as the expansion of sales and marketing programs. General and administrative expenses also increased due to the addition of two senior corporate executive positions. In addition, we increased our provision for doubtful accounts in light of general economic conditions, particularly international conditions.

     Operating Income. Operating income increased by 41.9% to $40.3 million (28.5% of net sales) for the six months ended September 30, 1998, compared to operating income of $28.4 million (25.7% of net sales) for the six months ended September 30, 1997. The increase in operating income as a percentage of net sales was primarily due to: (i) higher net sales, (ii) the increase in gross margin and (iii) a focused effort to limit the growth of operating expenses relative to sales growth.

     Interest Expense. For the six months ended September 30, 1998, interest expense increased by 2.7% to $3.6 million, compared to $3.5 million for the six months ended September 30, 1997.

     We have called for the redemption, effective January 15, 1999, of all of our 10% Senior Notes Due 2001. We will take a net extraordinary charge of approximately $1.2 million, or approximately $0.07 per diluted share, in the fourth quarter of fiscal 1999 in connection with this transaction. This charge represents an early repayment fee of approximately $1.3 million and estimated expenses, net of taxes. Based on current interest rates and the alternative of investing the cash, we expect the transaction to increase diluted earnings per share by approximately $0.10 on an annual pro forma basis.

     Interest and Other Income. Interest and other income for the six months ended September 30, 1998 increased by 53.6% to $1.7 million, compared to $1.1 million for the six months ended September 30, 1997. The increase was primarily attributable to interest income derived from increases in cash and cash equivalents.

FISCAL YEARS ENDED MARCH 31, 1998, 1997 AND 1996

     Net Sales. Net sales in fiscal 1998 increased 20.9% to $236.1 million, compared to $195.3 million in fiscal 1997, which increased 6.7% over fiscal 1996 net sales of $183.0 million. In fiscal 1998 and fiscal 1997, net sales increased both domestically and internationally. Domestic sales in fiscal 1998 increased 20.7% to $163.7 million from fiscal 1997, following an increase of 1.3% to $135.7 million in fiscal 1997 over fiscal 1996 sales of $134.0 million. Our growth in fiscal 1998 was primarily due to growth in the distribution channels, substantial growth in small and large call centers, increased acceptance of headsets in the office market segment, and new products. The increase in domestic sales in fiscal 1997 was partially offset by a decline in sales to Lucent Technologies, reflecting that customer's decision to reduce inventory levels and to close certain retail outlets.

     International sales, predominantly in Europe, increased by 21.4% to $72.4 million in fiscal 1998 compared to $59.6 million in fiscal 1997, which in turn increased by 21.7% over fiscal 1996 sales of $49.0 million. International sales accounted for 30.7%, 30.5% and 26.8%, respectively, of net sales in fiscal 1998, fiscal 1997 and fiscal 1996. International sales grew more rapidly in Europe than in the Asia Pacific/Latin America region in fiscal 1998 compared to fiscal 1997. Higher international sales in fiscal 1997 compared to fiscal 1996 primarily resulted from the expansion of sales in new geographic markets and investment in customer focused marketing programs.

     Gross Profit. Our gross profit increased 21.8% to $127.6 million (54.0% of net sales) in fiscal 1998 compared to $104.7 million (53.6% of net sales) in fiscal 1997, following an increase of 9.0% from $96.1 million (52.5% of net sales) in fiscal 1996. The $31.5 million improvement in gross profit over the three-year period was primarily due to additional revenues, improved manufacturing efficiencies, and material and logistics cost reduction programs. These initiatives, coupled with lower costs resulting from higher sales volumes, enabled us to improve our gross margin by 1.5% over the three years.

     Research, Development and Engineering. Research, development and engineering expense increased 21.0% to $17.5 million (7.4% of net sales) in fiscal 1998, compared to $14.5 million (7.4% of net sales) in fiscal 1997, which in turn increased 5.7% from $13.7 million (7.5% of net sales) in fiscal 1996. These expenses increased by approximately $3.0 million in fiscal 1998 compared to fiscal 1997 and by $0.8 million in fiscal 1997 compared to fiscal 1996 due to the creation of an engineering development team in Europe during fiscal 1997 and its subsequent growth in fiscal 1998. In addition, in fiscal 1998 we increased spending associated with new product development teams.

     Selling, General and Administrative. Selling, general and administrative expenses increased 19.5% to $47.7 million (20.2% of net sales) in fiscal 1998, compared to $39.9 million (20.4% of net sales) in fiscal 1997, following an increase of 14.5% to $34.8 million (19.0% of net sales) in fiscal 1996. These expenses increased by $7.8 million in fiscal 1998 compared to fiscal 1997 due principally to variable costs associated with higher unit sales worldwide, increases in market research and planned increases in general and administrative costs, including investments in a new business information system that was implemented in the first quarter of fiscal 1998. The increase in spending in fiscal 1997 compared to fiscal 1996 was primarily due to additional staffing in sales and marketing worldwide and increased spending on international marketing communications programs.

     Operating Income. Operating income increased by 23.9% to $62.4 million (26.4% of net sales) in fiscal 1998 compared to $50.3 million (25.8% of net sales) in fiscal 1997, following an increase of 6.0% over $47.5 million (26.0% of net sales) in fiscal 1996. In fiscal 1998, the increase in net sales was the primary reason for the increase in operating income, together with continuing improvements in gross margin. In addition, although operating expenses increased in fiscal 1998 compared to fiscal 1997, they decreased slightly as a percentage of sales. Although operating income in fiscal 1997 was $2.8 million higher than in fiscal 1996, operating income as a percentage of sales declined slightly from the earlier year, as sales grew at a slower rate than operating expenses.

     Interest Expense. Interest expense was $7.0 million in fiscal 1998, $7.1 million in fiscal 1997 and $7.1 million in fiscal 1996. Included in interest expense in fiscal 1998, fiscal 1997 and fiscal 1996 was $0.4 million, $0.5 million and $0.5 million, respectively, in non-cash deferred debt issuance costs related to our 10% Senior Notes Due 2001 and revolving credit facility.

     Interest and Other Income. Interest and other income increased by 30.3% to $2.2 million in fiscal 1998 compared to $1.7 million in fiscal 1997, which in turn increased by 24.3% compared to $1.4 million in fiscal 1996. The primary reason for the increase was the growth in cash and cash equivalents over the three year period.

     Income Tax Expense. In fiscal 1998, fiscal 1997 and fiscal 1996, income tax expense was $18.4 million, $15.3 million and $16.3 million, respectively, representing effective tax rates of 32%, 34% and 39% respectively. The overall effective tax rate fell over these periods due to the faster relative increase in income in countries with tax rates lower than the United States.

QUARTERLY RESULTS OF OPERATIONS

     The following table presents certain unaudited quarterly financial information for each of the eight quarters in the two-year period ended September 30, 1998. In the opinion of our management, this information has been presented on the same basis as the Consolidated Financial Statements appearing elsewhere in this prospectus and includes all adjustments (consisting only of normal recurring accruals) required to present fairly the financial results presented herein. Results of operations for any previous quarter are not necessarily indicative of results for any future quarter.

                                                 QUARTER ENDED
                              ---------------------------------------------------
                              DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,
                                  1996         1997        1997         1997
                              ------------   ---------   --------   -------------
                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Net sales...................    $50,309       $52,293    $54,023       $56,539
Cost of sales...............     23,548        24,147     24,956        26,003
                                -------       -------    -------       -------
Gross profit................     26,761        28,146     29,067        30,536
                                -------       -------    -------       -------
Operating expenses:
  Research, development and
    engineering.............      3,637         4,133      3,989         4,395
  Selling, general and
    administrative..........     10,020        10,525     11,467        11,375
                                -------       -------    -------       -------
    Total operating
      expenses..............     13,657        14,658     15,456        15,770
                                -------       -------    -------       -------
Operating income............     13,104        13,488     13,611        14,766
Interest expense, including
  amortization of debt
  issuance costs............      1,763         1,790      1,754         1,737
Interest and other income,
  net.......................       (542)         (504)      (356)         (744)
                                -------       -------    -------       -------
Income before income
  taxes.....................     11,883        12,202     12,213        13,773
Income tax expense..........      4,040         4,149      3,908         4,407
                                -------       -------    -------       -------
Net income..................    $ 7,843       $ 8,053    $ 8,305       $ 9,366
                                =======       =======    =======       =======
Basic earnings per common
  share.....................    $  0.48       $  0.49    $  0.51       $  0.57
                                =======       =======    =======       =======
Shares used in basic per
  share calculations........     16,256        16,323     16,399        16,500
                                =======       =======    =======       =======
Diluted earnings per common
  share.....................    $  0.44       $  0.45    $  0.47       $  0.51
                                =======       =======    =======       =======
Shares used in diluted per
  share calculations........     17,640        17,736     17,820        18,356
                                =======       =======    =======       =======

                                                 QUARTER ENDED
                              ---------------------------------------------------
                              DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,
                                  1997         1998        1998         1998
                              ------------   ---------   --------   -------------
                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Net sales...................    $62,017       $63,533    $70,060       $71,150
Cost of sales...............     28,464        29,091     31,897        32,192
                                -------       -------    -------       -------
Gross profit................     33,553        34,442     38,163        38,958
                                -------       -------    -------       -------
Operating expenses:
  Research, development and
    engineering.............      4,591         4,568      4,470         4,535
  Selling, general and
    administrative..........     12,330        12,510     14,102        13,760
                                -------       -------    -------       -------
    Total operating
      expenses..............     16,921        17,078     18,572        18,295
                                -------       -------    -------       -------
Operating income............     16,632        17,364     19,591        20,663
Interest expense, including
  amortization of debt
  issuance costs............      1,755         1,736      1,736         1,852
Interest and other income,
  net.......................       (447)         (694)      (485)       (1,208)
                                -------       -------    -------       -------
Income before income
  taxes.....................     15,324        16,322     18,340        20,019
Income tax expense..........      4,903         5,225      5,869         6,406
                                -------       -------    -------       -------
Net income..................    $10,421       $11,097    $12,471       $13,613
                                =======       =======    =======       =======
Basic earnings per common
  share.....................    $  0.63       $  0.67    $  0.76       $  0.82
                                =======       =======    =======       =======
Shares used in basic per
  share calculations........     16,547        16,476     16,474        16,513
                                =======       =======    =======       =======
Diluted earnings per common
  share.....................    $  0.57       $  0.61    $  0.68       $  0.74
                                =======       =======    =======       =======
Shares used in diluted per
  share calculations........     18,383        18,243     18,213        18,341
                                =======       =======    =======       =======

                                                              QUARTER ENDED
                              ------------------------------------------------------------------------------
                              DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,
                                  1996         1997        1997         1997            1997         1998
                              ------------   ---------   --------   -------------   ------------   ---------
AS A PERCENTAGE OF NET
  SALES:
Net sales...................      100.0%        100.0%     100.0%        100.0%         100.0%        100.0%
Cost of sales...............       46.8          46.2       46.2          46.0           45.9          45.8
                                -------       -------    -------       -------        -------       -------
Gross profit................       53.2          53.8       53.8          54.0           54.1          54.2
                                -------       -------    -------       -------        -------       -------
Operating expenses:
  Research, development and
    engineering.............        7.3           7.9        7.4           7.8            7.4           7.2
  Selling, general and
    administrative..........       19.9          20.1       21.2          20.1           19.9          19.7
                                -------       -------    -------       -------        -------       -------
    Total operating
      expenses..............       27.2          28.0       28.6          27.9           27.3          26.9
                                -------       -------    -------       -------        -------       -------
Operating income............       26.0          25.8       25.2          26.1           26.8          27.3
Interest expense............        3.5           3.5        3.3           3.1            2.8           2.7
Interest and other
  income net................       (1.1)         (1.0)      (0.7)         (1.4)          (0.7)         (1.1)
                                -------       -------    -------       -------        -------       -------
Income before income
  taxes.....................       23.6          23.3       22.6          24.4           24.7          25.7
Income tax expense..........        8.0           7.9        7.2           7.8            7.9           8.2
                                -------       -------    -------       -------        -------       -------
Net income..................       15.6%         15.4%      15.4%         16.6%          16.8%         17.5%
                                =======       =======    =======       =======        =======       =======

                                   QUARTER ENDED
                              ------------------------
                              JUNE 30,   SEPTEMBER 30,
                                1998         1998
                              --------   -------------
AS A PERCENTAGE OF NET
  SALES:
Net sales...................    100.0%        100.0%
Cost of sales...............     45.5          45.2
                              -------       -------
Gross profit................     54.5          54.8
                              -------       -------
Operating expenses:
  Research, development and
    engineering.............      6.4           6.4
  Selling, general and
    administrative..........     20.1          19.4
                              -------       -------
    Total operating
      expenses..............     26.5          25.8
                              -------       -------
Operating income............     28.0          29.0
Interest expense............      2.5           2.6
Interest and other
  income net................     (0.7)         (1.7)
                              -------       -------
Income before income
  taxes.....................     26.2          28.1
Income tax expense..........      8.4           9.0
                              -------       -------
Net income..................     17.8%         19.1%
                              =======       =======

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

     As of September 30, 1998, we had working capital of $123.0 million, including $95.1 million of cash and cash equivalents, compared with working capital of $98.8 million, including $64.9 million of cash and cash equivalents, as of March 31, 1998. During the six months ended September 30, 1998, we generated $40.0 million of cash from operating activities, due primarily to $26.1 million in net income, decreases in inventory and increases in income taxes payable. In comparison, we generated $16.8 million in cash from operating activities for the six months ended September 30, 1997.

     Net cash provided by operating activities was $39.2 million, $34.6 million and $26.9 million in fiscal 1998, 1997 and 1996, respectively. Cash and cash equivalents increased to $64.9 million at March 31, 1998 from $42.3 million at March 31, 1997, and from $26.8 million at March 31, 1996. Net cash provided by operating activities included net income of $39.2 million, $29.7 million and $25.5 million in fiscal 1998, 1997 and 1996, respectively. Net cash provided by operating activities in fiscal 1998 also included cash generated by increases in accrued liabilities and deferred income taxes, which were primarily offset by increases in inventory and accounts receivable. Net cash provided by operating activities in fiscal 1997 also included cash generated by increases in deferred income taxes, offset by an increase in inventory and a decrease in income taxes payable. Net cash provided by operating activities in fiscal 1996 also included cash generated as a result of increases in income taxes payable offset by an increase in accounts receivable.

     We have a $30.0 million revolving credit facility, including a $10.0 million letter of credit subfacility, with a major bank, both of which expire in November 1999. As of September 30, 1998, we had no cash borrowings under the revolving credit facility and $1.3 million outstanding under the letter of credit subfacility. The amounts outstanding under the letter of credit subfacility were principally associated with purchases of inventory. The terms of the credit facility contain covenants that materially limit our ability to incur debt, make capital expenditures and pay dividends, among other matters. These covenants may adversely affect us to the extent we cannot comply with them.

     After the redemption of the 10% Senior Notes Due 2001, we believe that our current cash balance and cash to be provided by operations, together with available borrowing capacity under our revolving credit facility and letter of credit subfacility, will be sufficient to fund operations for at least the next 12 months.

Investing Activities

     Capital expenditures of $1.5 million in the six months ended September 30, 1998 were incurred principally in tooling to expand manufacturing capacity and investments in computer and telephone equipment. Capital expenditures were $5.9 million, $8.2 million and $3.9 million in fiscal 1998, 1997 and 1996, respectively. The decrease in capital expenditures in fiscal 1998 from fiscal 1997 was caused by the completion of a significant upgrade to our business information systems which occurred primarily in fiscal 1997 and was completed in the first quarter of fiscal 1998.

Financing Activities

     In the six months ended September 30, 1998, we sold 19,510 shares of our treasury stock for approximately $0.8 million and repurchased 178,000 shares of our common stock for approximately $10.6 million. As of September 30, 1998, approximately 10,000 shares remained available under the repurchase plan authorized in the third quarter of fiscal 1998. During the second quarter of fiscal 1999 our Board of Directors approved a plan to repurchase up to an additional 500,000 shares of common stock. The total shares available for repurchase under the two plans as of September 30, 1998 was approximately 510,000 shares.

     We received $1.5 million in proceeds from the exercise of stock options during the six months ended September 30, 1998. In July 1998, our stockholders approved an increase of 1,300,000 shares of common stock issuable under our 1993 Stock Plan (the "1993 Stock Plan"). This increased the maximum aggregate number of shares which may be optioned and sold under the 1993 Stock Plan to 5,459,242 shares.

     In fiscal 1998, we repurchased 317,600 shares of our common stock for $13.2 million, received $1.2 million in proceeds from the exercise of stock options and realized $1.3 million from the sale of 51,072 shares of treasury stock. During fiscal 1997, we repurchased 701,226 shares of our common stock for $12.9 million and realized $1.8 million in proceeds from the exercise of stock options and $0.1 million from the sale of 5,084 shares of treasury stock. During fiscal 1996, financing activities consisted of the receipt of $0.8 million in stock option exercise proceeds.

     We have called for the redemption, effective January 15, 1999, of all of our 10% Senior Notes Due 2001. We will take a net extraordinary charge of approximately $1.2 million, or approximately $0.07 per diluted share, in the fourth quarter of fiscal 1999 in connection with this transaction. This charge represents an early repayment fee of approximately $1.3 million and estimated expenses, net of taxes. Based on current interest rates and the alternative of investing the cash, we expect the transaction to increase diluted earnings per share by approximately $0.10 on an annual pro forma basis.

YEAR 2000

STATE OF READINESS

     Many existing electronic systems, including computer systems, use only the last two digits to refer to a year. Therefore, these systems may recognize a date using "00" as 1900 rather than the year 2000. If not corrected, many computer and other electronic applications and systems could fail or create erroneous results when addressing dates on and after January 1, 2000. Our products do not address or utilize dates in their operation, and, accordingly, our products should not fail due to the year 2000 problem. However, we use and depend on information technology systems (including business information computer systems and design and manufacturing computer systems) and other machinery and equipment that include embedded date sensitive technology. We also depend on the proper functioning of date sensitive electronic systems of third parties, such as customers and suppliers. The failure of any of these systems to appropriately interpret the year 2000 could have a material adverse effect on our business, financial condition and results of operations. We are undertaking efforts to ensure that our business systems and those of our suppliers and customers are compliant with the requirements of the year 2000.

     We have established a worldwide year 2000 task force, led by an Executive Steering Committee of our senior management, including representatives of each of our business segments and corporate functions, to oversee and regularly review the status of our year 2000 compliance plan. Through our year 2000 task force, we are proceeding with implementation of a formal year 2000 compliance program. The compliance program addresses three key elements: (i) internal infrastructure, addressing internal hardware and software and non-information technology systems; (ii) supplier readiness, addressing the preparedness of our suppliers of goods and services; and (iii) customer readiness, addressing the preparedness of our customer support and the preparedness of our customers to transact business with us. In each of those compliance areas, we are systematically performing a global risk assessment, conducting testing, implementing upgrades, communicating with and assisting suppliers and customers in raising awareness of the year 2000 issues and developing contingency plans to mitigate known and unknown year 2000 risks. The status of our compliance efforts in those three areas is set forth below:

          Internal Infrastructure. We are assessing all internal applications and computer software and hardware. Our key business information systems have been made year 2000 compliant. Resources have been assigned to address other applications, such as product testing and product design hardware and software, based upon our determination of how critical each of those systems is to our business operations and the time required to bring them into full year 2000 compliance. We currently expect that all our critical business information systems and other critical applications will be fully year 2000 compliant by June 1999.

          Supplier Readiness. This program focuses on minimizing the risks associated with supplier year 2000 issues in two areas: (i) the suppliers' business capability to continue providing products and services in and after the year 2000 and (ii) the year 2000 readiness of products supplied to us for our use. Requests for information and certification of compliance have been and are being sent to our principal and critical suppliers. The year 2000 task force is monitoring responses from suppliers and following up where necessary and appropriate. We expect that we will have certification from our principal and critical suppliers of goods and services by July 1999.

          Customer Readiness. This program focuses on ensuring that customers are aware of the year 2000 issues and that customers are capable of placing orders for our products, receiving products ordered and paying our invoices for products sold and delivered. Requests for information and certification of year 2000 compliance have been sent to our major customers. The year 2000 task force will follow up with customers where necessary and appropriate. We expect that we will have certification from our principal customers by August 1999.

Costs to Address Year 2000 Issues

     We currently estimate that the aggregate cost of our year 2000 compliance efforts will be approximately $1.2 million, of which approximately $0.3 million has been incurred to date. The costs consist principally of (i) fees paid to outside consultants and software programmers, (ii) purchase of telephone PBX systems which require upgrades to be year 2000 compliant and (iii) purchase of software and software upgrades to meet the year 2000 issue. The funds expended and to be expended are being funded through operating cash flows. Approximately $0.5 million of the total cost, related to the purchase of fixed assets, will be capitalized, with the balance expensed as incurred.

Risks of the Year 2000 Issues

     We currently believe that our internal year 2000 compliance efforts will be successful and there will be no material impact to us by reason of the failure or malfunction of any systems owned or operated by us or third parties with whom we do business. However, our year 2000 program may not be effective or we may not be able to implement it in a timely and cost-effective manner. Our year 2000 efforts may not, therefore, ensure against disruptions caused by the approach or advent of the year 2000. The year 2000 problem is potentially very widespread, and it is not possible to determine all the potential risks that we may face. Our inability to remedy our own year 2000 problems or the failure of third parties to do so may cause business interruptions or shutdowns, financial loss, regulatory actions, harm to our reputation and exposure to liability.

Contingency Plans

     We are developing contingency plans to mitigate the potential disruptions that may result from the year 2000 issue. We expect to substantially complete our contingency planning by July 1999. These plans may include identifying and securing alternate suppliers of ingredients, containers, packaging materials and utilities, adjusting manufacturing facility production, shutdown and start-up schedules, stockpiling of finished product inventories and other measures considered appropriate by management. Once developed and approved, contingency plans, and the related cost estimates, will be continually refined as additional information becomes available.

                                    BUSINESS

OVERVIEW

     Plantronics introduced the first lightweight communications headset in 1962. Since that time we have established ourselves as a world-leading designer, manufacturer and marketer of lightweight communications headset products. We manufacture a broad line of headsets designed for use with substantially all of the different telephone systems currently in use. Our products are designed to increase the productivity, effectiveness and comfort of telephone use. We believe our customers and end-users recognize our headsets for their sound quality, comfort, reliability and industry-leading safety. Historically, we have sold products primarily for use in the call center market segment, but in recent years we have been increasingly leveraging our expertise to become a leading headset supplier to the office, mobile and residential market segments. Our products are available through a global network of distributors, original equipment manufacturers, retailers and telephony service providers.

INDUSTRY BACKGROUND

     Headsets are used in call centers, offices, cars and homes and with various terminal devices such as wireline, cellular and cordless telephones and computers. Specifically, headsets:

     - allow people to have both hands free to use a computer, take notes, organize files, drive a car, complete household tasks or perform other tasks while they talk on the telephone;

     - provide increased sound quality to telephone users by reducing background noise;

     - relieve the repetitive stress and discomfort associated with placing a telephone handset between the shoulder and neck; and

     - provide greater privacy than speakerphones.

     The largest group of headset users are call center agents who are on the telephone throughout their work day. The number of call center agents has grown as companies have sought to (i) focus on customer service to provide a competitive advantage, (ii) reduce costs through the use of real-time centralized information exchange and customer interaction, and (iii) make greater use of cost-effective direct distribution models. As the benefits of call centers become more widely recognized and the system cost per agent declines, the establishment of call centers is spreading to smaller organizations and international firms. Agent productivity in call centers is important in minimizing costs and reducing customer wait time, and, therefore, the ability to effectively and simultaneously use a telephone and keyboard is critical. As the call center market segment has grown, the benefits of headsets have become widely recognized as an essential component of a productive and safe workplace.

     The office market segment, both corporate and small office/home office ("SOHO"), has become an increasingly important market segment for headsets over the last five years. The increasing and simultaneous use of telephones and computers by office workers and a growing awareness of the benefits of headsets have contributed to the growth of this market segment. Professionals who spend significant time on the telephone have been early adopters of headset products. These professionals include securities brokers, insurance agents, sales executives, credit controllers, and purchasing agents. We believe that the level of headset use in the office is low, providing a long-term opportunity to increase headset sales to office workers.

     Headset demand is also emerging in the mobile, computer and residential market segments. Drivers increasingly seek the hands-free benefits of headsets, as the use of mobile phones in cars continues to grow worldwide. Headsets are also an important interface for computerized speech recognition programs, which broaden the application of headsets from voice to written communication by substituting voice for keyboard entry. Finally, the availability of low-cost cordless phones with headset ports is beginning to facilitate headset adoption in the residential market segment by individuals who want the ability to perform multiple tasks while speaking on the telephone.

PLANTRONICS' STRATEGY

     We intend to extend our position as a leading worldwide supplier of lightweight communications headsets and to promote increased headset use globally. Our strategy to achieve these goals includes:

     Extend Headset Product Leadership. Since introducing the first lightweight communications headset in 1962, we have developed the knowledge and expertise to provide our customers with leading products and services. We intend to focus on maintaining the highest standards of excellence in comfort, ease of use, sound quality, durability, style and service. By focusing on these core strengths relative to our existing and new market segments, we plan to continue to be an industry leader in customer and end-user satisfaction.

     Drive Headset Adoption. We intend to work to increase awareness of our headsets and to provide products people require to make their lives easier and more productive. We will continue to educate potential users on the benefits of headsets, to leverage the Plantronics brand name and to design headsets appropriate for use in the environments in which prospective users are operating. Accordingly, we are currently expanding our advertising and promotional activities and are working with key OEMs and other channel partners to facilitate the adoption of our products in the office, mobile, computer and residential markets. We believe that the level of adoption of headsets in these new market segments is low, providing a long-term opportunity to increase our headset sales.

     Strengthen Distribution Channels. Historically, we have developed and maintained diverse distribution channel relationships to meet the different purchasing requirements of our customers. We intend to leverage the relationships we have developed with our existing channel partners, including the leading telecommunications equipment manufacturers, distributors, retailers, and contract stationers, to increase the rate of headset adoption and sales. For example, we have recently increased co-marketing activities with many of our channel partners. To capitalize on new market segment opportunities, we intend to selectively broaden our distribution. Thus, we have recently initiated relationships with leading mobile phone service providers and distributors of mobile phones and accessories.

     Drive Stockholder Value Through Low Cost Manufacturing. We seek to provide the highest value products while maintaining a focus on reducing manufacturing and materials costs. Through a combination of (i) working with suppliers to reduce component costs, (ii) redesigning products to lower manufacturing costs, and (iii) reducing overhead as a percent of revenue, we believe we are the low cost producer in our principal market segments. We intend to maintain our focus on minimizing manufacturing costs where possible. We believe this strategy allows us to realize attractive profit margins and, when necessary, to match competitors on price.

PRODUCTS AND TECHNOLOGY

     Our product line consists of lightweight communications headsets, headset accessories and services, and specialty telephone products. Our headsets incorporate unique features that we believe offer compelling performance advantages:

     Comfort. We maintain what we believe is the industry's most extensive database for the design of comfortable headsets. Our database includes measurements from over 800 physical molds taken of different ear types. The measurements are digitized and stored in a CAD/CAM database along with critical head contour measurements. In addition, we study weight drag to determine optimum weight distribution on the ear. We believe our focus on ergonomics has been critical to our success in designing products which are more comfortable, including our more recent adjustable Encore and TriStar product families.

     Sound Quality. In designing our products, we have conducted headset sound quality (e.g. preference and intelligibility) research on substantially all telephone systems in both listening and speaking modes. We believe we have achieved the industry's best signal-to-noise ratios, the most powerful noise cancelling performance (to block out background sounds in unusually loud environments) and the only design (the trademark clear and curved Plantronics Voice Tube) (the "Voice Tube") which does not require the microphone boom to be positioned precisely for proper functioning and is ideal for most office and call center environments. The Voice Tube design has the additional benefits of a more attractive appearance, easy hygienic replacement, and lighter weight. The Encore product family also incorporates what we believe is the industry's only tone control in a headset top.

     Durability. We have over 30 years of experience understanding headset durability and have successfully incorporated this knowledge into certain product designs which we believe last one-and-a-half to two times longer than the best comparable competitive products.

     In addition to the features incorporated into our products, we provide service, support, supplies and accessories. We believe our customer support and service program provides our end users and customers with easier access to Plantronics and is an important competitive advantage.

     Headsets consist of two distinct units: the "top" and the "base." The top is the portion that the user wears and that includes the speaker and microphone; and the base, or amplifier adapter, interfaces with the telephone or other communications equipment. Tops account for approximately two-thirds of our business, while bases comprise the remaining one-third. Both units are required in most applications; however, in some applications, the interface is built into the telephone, computer or other communications equipment with which the headset is being used, removing the need for an adapter.

     We manufacture a broad line of headset top styles, which can be worn over the head, in the ear or on either ear. Each headset offers either a Voice Tube (our most popular solution, suitable for the majority of environments) or a noise-canceling microphone (appropriate for users in very loud environments). All telephone-based headset tops, in conjunction with their associated bases, are designed for use with substantially all of the different telephone systems currently available. Basic models include features such as user volume control, a mute switch and quick-disconnect, which allows users to leave the phone without removing their headsets or disconnecting their call.

     Our principal headset top styles and major products in each category are as follows:

                                     DESCRIPTION                               FEATURES
       PRODUCT                       -----------                               --------
------------------------------------------------------------------------------------------------------
 Over-the-Head Headsets with Ear Cushions
------------------------------------------------------------------------------------------------------
 SUPRA                  Our most popular headset, ideal for     Engineered for sound quality and
                        phone-intensive jobs and call center    durability. Sound reception in one or
                        environments.                           both ears.
 ENCORE                 Also used in call centers; designed     User-controllable tone adjustment and
                        for near-universal fit and all-day      powerful noise cancelling performance.
                        comfort.
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
 Behind-the-Ear Headsets
------------------------------------------------------------------------------------------------------
 MIRAGE                 Uses a miniaturized behind-the-ear      Rests gently on the ear, not in the
                        capsule with an adjustable receiver.    ear. Can be worn on either ear.
 STARSET                Has an acoustic eartip that fits        Ultra-lightweight, with an acoustic
                        gently in the outer portion of the      seal
                        ear.                                    to block out unwanted background
                                                                noise.
 TRISTAR                Stylish design for phone intensive      Feather-weight ( 1/2 ounce), with
                        jobs and call center environments.      maximum user adjustments designed for
                                                                stability, comfort and sound quality.
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
 In-the-Outer-Portion-of-the-Ear Headset
------------------------------------------------------------------------------------------------------
 FREEHAND               Designed for business professionals,    Small and unobtrusive, easy to put on
                        this headset features a small earbud    and take off.
                        which rests comfortably in the ear.
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
 Convertible Headset
------------------------------------------------------------------------------------------------------
 DUOSET                 Appropriate for business professionals  Easily convertible from over-the-head
                        who want a headband for longer calls    to over-the-ear for greater
                        as well as an over-the-ear headset for  versatility.
                        intermittent phone use.
------------------------------------------------------------------------------------------------------

                                     DESCRIPTION                               FEATURES
       PRODUCT                       -----------                               --------
------------------------------------------------------------------------------------------------------
 Mobile Headsets
------------------------------------------------------------------------------------------------------
 CHS LINE               Available in various styles, including  Reduces background noise and can be
                        over-the-head and over-the-ear.         used with both cellular and PCS
                                                                phones.
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
 Cordless Headset
------------------------------------------------------------------------------------------------------
 CT-901-HS              900 MHz cordless headset telephone.     Provides extended cordless mobility
                                                                with hands-free convenience.
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
 Bundled Headsets
------------------------------------------------------------------------------------------------------
 SP/PLX SERIES          Designed specially for the SOHO user;   Offers comfort and ease of use.
                        sold with an adapter or telephone.
 PRACTICA SERIES        Designed for low to medium intensive    Offers good sound quality and
                        phone users who require a less          durability
                        expensive headset; sold with an         at an attractive retail price.
                        adapter or telephone.
------------------------------------------------------------------------------------------------------


     We sell a full range of adapters or "bases" designed to work with substantially all telephone systems. Our adapters include the following:

     - Vista Universal Modular Adapter -- compatible with single or multi-line telephones; features the SoundGuard Plus system, which provides volume control for improved audio comfort and clarity.

     - Plug Prong Adapter -- designed for automatic call distribution systems.

     - Headset Switcher Multimedia Adapter -- allows for use with a telephone or computer by simply flipping a switch.

     - E-10 Adapter (an in-line amplifier) -- designed for use directly on the telephone line to reduce desk clutter.

     - Mobile Phone Adapters -- designed for use with cellular and PCS phones lacking built-in headset ports.

     Headset accessories include replacement voice tubes, training cords, ear cushions, eartips, in-use indicators, theft protection devices and background noise suppressors. These products allow end users to revitalize their headset tops to maintain maximum performance and comfort. We support our product offering with a service center which addresses consumer questions and provides access to our full suite of product offerings and refurbishment accessories.

     Through our Walker Equipment Division we also manufacture and sell specialty telephone products including amplified telephones and handsets and telephone amplifier accessories for the hearing-impaired and line test equipment. The Walker Equipment Division sells special amplified and noise-canceling handsets for high-noise environments, as well as for entry and elevator phones and for use in telephone booths and information kiosks. In addition, the Clarity telephone is a full-featured, single line telephone designed for hearing-impaired users. It features volume control circuitry, oversized buttons, a ringer volume control and a light that flashes when the telephone rings.

CUSTOMERS, SALES AND MARKETING


     Our customers are primarily distributors, OEM partners and telephony service providers who primarily sell our products in the call center and office end-user market segments. Additionally, we sell into retail channels primarily for the office market segment. We sell products to over 250 customers in more than 60 countries. The following table lists selected customers from each of our four primary distribution channels. Each customer is among the top five (by revenue) in the channel identified.



                         CUSTOMER                                         CHANNEL
                         --------                                         -------
---------------------------------------------------------------------------------------------
  Ameritech Services, Inc.                                     Telephony service provider
  Aspect Telecommunications Corporation                        OEM
  Boise Cascade Office Products                                Retailer
  Bosch Telecom, GmbH                                          OEM
  British Telecommunications plc                               Telephony service provider
  Deutsche Telekom AG                                          Telephony service provider
  Ericsson Business Networks AB                                OEM
  GBH Distributing, Inc.                                       Distributor
  Graybar Electric Company, Inc.                               Distributor
  GTE Communication Systems Corporation                        Telephony service provider
  Lucent Technologies, Inc.                                    OEM
  Office Depot, Inc.                                           Retailer
  Rocom Group Limited                                          Distributor
  Sencommunications, Inc.                                      Distributor
  Siemens AG                                                   OEM
  SKC Communications Products, Inc.                            Distributor
  SP Richards Co.                                              Retailer
  Staples, Inc.                                                Retailer
  United Stationers Supply Co.                                 Retailer


     Specialized headset distributors represent our largest distribution channel. These distributors generally sell on a national basis, and the bulk of their revenues are from headset sales. Electronics wholesalers represent our second largest channel. They typically offer a wide variety of products from multiple vendors to both resellers and end users.

     OEMs supply to their customers automatic call distributor systems and other telecommunications and computer equipment that utilize headsets. OEMs do not typically manufacture their own headsets, and therefore they often distribute Plantronics headsets on a private label or co-branded basis.

     The telephony service provider channel is comprised of former Regional Bell Operating Companies and Post, Telephone and Telegraph companies which purchase headsets from us for use by their own agents. Certain of these service providers also resell headsets to their customers.

     The retail channel encompasses office supply and consumer electronics retailers, warehouse clubs, consumer products and office supply distributors, and catalog and mail order companies. Retailers primarily sell headsets to small businesses, small offices and home offices. This channel is currently our fastest growing area of distribution.

     We also make direct sales to certain government agencies, including NASA and the FAA. In addition, certain of our distributors are authorized resellers under a GSA schedule price list and sell our products to government customers under that agreement.

     We maintain a sales force in the United States and in various overseas countries to provide ongoing customer support and service. We also employ manufacturers' representatives to assist in selling through the retail channel.

RESEARCH AND DEVELOPMENT

     Since we introduced the original lightweight communications headset in 1962, the headset end-user has been the primary focus of our design efforts. We maintain an extensive database of head and ear shapes to assist in the development of our products. Our concern for "human factors" and our efforts to design in comfort and safety have resulted in such product innovations as a behind-the-ear capsule (containing both microphone and receiver) designed to fit all users comfortably and the SoundGuard Plus system, which provides volume control and improved audio comfort and quality.

     We have a number of product development programs currently underway, including a new generation of headset systems, computer and mobile products, a wireless product family and several programs to both capitalize on and improve our core technology. We supplement our in-house engineering capabilities through selected contracting arrangements.

     Research, development and engineering expenditures were $17.5 million, $14.5 million and $13.7 million for fiscal years 1998, 1997, and 1996, respectively. For the six months ended September 30, 1998, research, development and engineering spending amounted to $9.0 million. We believe that investment in research and development is important for us to maintain our position in the industry and, therefore, intend to increase our spending for research, development and engineering in subsequent fiscal years.

MANUFACTURING

     The majority of our manufacturing operations consists of assembly and testing, substantially all of which is performed at our facility in Mexico. We have smaller manufacturing operations in California, Georgia and the United Kingdom. In addition, we outsource the manufacture of a limited number of products to third parties.

     Finished goods are generally manufactured to meet forecasted customer requirements. Special products and large orders submitted with short lead times are manufactured to order. Since most manufacturing occurs prior to the receipt of purchase orders, Plantronics maintains an inventory of finished goods in addition to inventories of raw materials, work in process and subassemblies and components.

     Plantronics purchases components for its headset products, including semi-custom integrated circuits, amplifier boards and other electrical components, from suppliers in the United States, Mexico, Asia and Europe. Although most of the items purchased are obtained, or are reasonably available, from numerous sources, certain products and components are currently procured only from single suppliers in order to obtain volume pricing.

COMPETITION

     The market for our products is highly competitive. We compete with a variety of companies in various segments of the communications headset market. In the call center segment, the largest market segment in which we compete, our two largest competitors, GN Netcom and ACS Wireless, Inc., recently merged to form a single company. Although it is unclear how this merger will affect us, the merged entity will have a broader product offering and greater marketing presence than either of the two entities had separately. Moreover, the economies of scale that may result from the merger could lead to increased pricing pressures in our market.

     We also anticipate that we will face additional competition from companies that currently do not offer communications headsets. This is particularly true in the office, mobile, computer and residential market segments. As these market segments mature, we will face increased competition from consumer electronics companies and other companies that currently manufacture and sell mobile phones or computer peripheral equipment. These new competitors are likely to be larger, offer broader product lines, bundle or integrate with other products communications headset tops and bases manufactured by them or others, offer products containing bases that are incompatible with our headset tops and have substantially greater financial, marketing and other resources than we do.

     We believe that important competitive factors for us are product reliability, product features, customer service and support, reputation, distribution, ability to meet delivery schedules, warranty terms, product life and price. Although we believe we compete successfully with respect to these factors, if we do not compete successfully with respect to any of these or other factors it could materially adversely affect our business, financial condition and results of operations. If we do not successfully develop and market products that compete successfully with those of our competitors it would materially adversely affect our business, financial condition and results of operations.

FACILITIES

     Our principal offices are located in Santa Cruz, California. We own three buildings totaling approximately 160,000 square feet, of which approximately 31,500 square feet is leased to third parties through the year 2000. Our primary production facilities are leased premises located in Tijuana, Mexico. Our Walker Equipment Division leases offices and a small production facility in Ringgold, Georgia. We also lease sales and administrative offices in various foreign countries.

                                   MANAGEMENT

     The following table sets forth certain information, as of January 4, 1999, with respect to the directors and executive officers of the Company:

            NAME               AGE                       POSITION
            ----               ---                       --------
Robert S. Cecil..............  63     Chairman of the Board of Directors
S. Kenneth Kannappan.........  39     Chief Executive Officer, President and Director
Benjamin Brussell............  38     Vice President -- Corporate Development
Donald S. Houston............  44     Senior Vice President -- Sales
David Huddart................  49     Senior Vice President -- Engineering and
                                      Technology
Farhad Kashani...............  45     Senior Vice President -- Operations
John A. Knutson..............  53     Vice President -- Legal, Senior General Counsel
                                      and Secretary
H. Craig May.................  38     Senior Vice President -- Marketing
Barbara V. Scherer...........  42     Senior Vice President -- Finance and
                                      Administration and Chief Financial Officer
Robert F.B. Logan(1).........  66     Director
M. Saleem Muqaddam(1)........  52     Director
John Mowbray O'Mara(2).......  71     Director
Trude C. Taylor(2)...........  77     Director
J. Sidney Webb(2)............  79     Director
David A. Wegmann(1)..........  52     Director

-------------------------
(1) Member of the Audit Committee

(2) Member of the Compensation Committee.

     Mr. Cecil has served as Chairman of the Board of Directors since September 1993 and served as Chief Executive Officer of Plantronics from March 1992 through December 1998. Mr. Cecil, continues to be employed by Plantronics on less than a full time basis, providing guidance principally in the areas of long-term strategy, management goals, recruitment of key executives and budgetary matters. Mr. Cecil has advised us that he is suffering from a serious illness, but that he believes it is currently stable. Although we and Mr. Cecil believe he is presently able to perform effectively in his continuing role as Chairman with us, his illness is unpredictable. Should his condition deteriorate, he may have to reduce or possibly terminate his relationship with us. From March 1992 to March 1998, Mr. Cecil also served as President of the Company. Mr. Cecil has a Bachelor of Science degree in Engineering from the United States Naval Academy, and a Masters of Business Administration in Finance from the Harvard Graduate School of Business Administration. Mr. Cecil also serves on the Board of Directors of GT Group Telecom Inc., a Canadian company which is a competitive local exchange carrier.

     Mr. Kannappan serves as Chief Executive Officer and President and is a director of Plantronics. He joined the Company in February 1995 as Vice President -- Sales, responsible for OEM Sales and Asia Pacific/Latin America Markets. He was promoted to Vice President -- Sales, responsible for United States, Asian and Latin American Sales in September 1995. He was promoted to Managing Director -- Plantronics Limited in England in March 1996. In March 1997, Mr. Kannappan returned from England and was promoted to Senior Vice President responsible for Plantronics' Worldwide Operations, Mobile Division, Walker Division and Plantronics Limited. In March 1998, Mr. Kannappan was promoted to President and Chief Operating Officer. Prior to joining

Plantronics, Mr. Kannappan was Senior Vice President of Investment Banking for Kidder, Peabody & Co. Incorporated, where he was employed from August 1985 through January 1995. Mr. Kannappan has a Bachelor of Arts degree in Economics from Yale University and a Masters of Business Administration from Stanford University. Mr. Kannappan is also a director of Mattson Technology, Inc.

     Mr. Brussell joined the Company in March 1998 as Vice
President -- Corporate Development. From March 1992 to March 1998 Mr. Brussell was Vice President, Corporate Development at Storage Technology Corporation, a leading provider of enterprise and network information storage systems. From June 1990 until March 1992, Mr. Brussell acted as a consultant to Storage Technology Corporation and other technology and health care industry companies. From January 1985 to June 1990, Mr. Brussell held various positions with Salomon Brothers, the last of which was Vice President, Corporate Finance, Technology Group. Mr. Brussell has a Bachelor of Arts degree in Math/Economics from Wesleyan University and a Masters Degree in Management from M.I.T. Sloan School of Management. Mr. Brussell is a director of Box Hill Systems Corporation, a manufacturer of high performance data storage systems.

     Mr. Houston joined the Company in November 1996 as Vice President -- Sales and was promoted to Senior Vice President -- Sales in March 1998. From March 1995 through October 1996, Mr. Houston served as Vice President -- Worldwide Sales for Proxima Corporation, a designer, developer, manufacturer and marketer of multimedia projection products. From 1985 until January of 1995, Mr. Houston held a number of positions at Calcomp, Inc., which is engaged in the business of manufacturing computer peripherals for the CAD and graphic market, including Regional Sales Manager and most recently Vice President of Sales, Service and Marketing. Prior to 1985, Mr. Houston held various sales and marketing management positions with IBM Corporation. Mr. Houston is a graduate of the University of Arizona with a Bachelor of Science degree in Business/Marketing.

     Mr. Huddart was appointed Vice President -- Engineering and Technology in April 1996, and became Senior Vice President -- Engineering and Technology in March 1998. He joined Plantronics Limited in September 1994 as Engineering Manager. From February 1994 to September 1994, Mr. Huddart was Engineering Director of DHCL Ltd. and from June 1991 through February 1994 he was the Technical Marketing and Sales Director for IST Laboratories Ltd., a developer of electronic substrate interconnections. Mr. Huddart has a Bachelor of Science degree from the University of North London Polytechnic and a Management Diploma from Ashridge Management College.

     Mr. Kashani joined the Company in February 1998 as Senior Vice President -- Operations. From August 1997 to February 1998, Mr. Kashani was Vice President of Operations, Service and Quality with Wyse Technology, USA, and from December 1996 to July 1997, he was Vice President of Operations, Wyse Technology, Hsin Chu, Taiwan. From 1994 to 1996, Mr. Kashani was Vice President of Operations, Wyse Technology, USA; and from 1990 to 1994 he was Vice President of Operations for Link Technologies, a subsidiary of Wyse Technology. Mr. Kashani has a Bachelor of Science degree in Agricultural Engineering from Pahlavi University and a Masters of Business Administration from the Iran Center for Management Studies.

     Mr. Knutson has served as Vice President -- Legal, Senior General Counsel and Secretary since March 1994. Mr. Knutson was Managing Partner of the law firm of Kenney, Burd, Knutson & Markowitz, San Francisco, California, from January 1991 until shortly before joining the Company. From August 1979 until December 1990, he practiced law with the law firm of Fisher & Hurst, San Francisco, California, as a partner from April

1982 to December 1986, and as Managing Partner from January 1987 to December 1990. After graduating from the University of California -- Hastings College of Law with a Juris Doctorate degree and being admitted to the California Bar in 1974, Mr. Knutson practiced law in San Francisco with the Law Offices of Garrett McEnerney until August 1979.

     Mr. May joined the Company in May 1998 as Senior Vice
President -- Marketing. Mr. May was most recently with Dell Computer Corporation from March 1998 to May 1998, responsible for Program Management of the Work Stations Business Unit. Prior to that Mr. May was with Siemens Business Communication Systems, Inc., as Director of Product Management, Desktops and Mobility, from October 1993 to March 1998. Mr. May has a Bachelor of Science degree in Electrical Engineering from the University of Houston.

     Ms. Scherer joined the Company in March 1997, and in April 1997 was named Vice President -- Finance & Administration and Chief Financial Officer. In March 1998, Ms. Scherer was promoted to Senior Vice President -- Finance & Administration and Chief Financial Officer. From October 1996 until March 1997, Ms. Scherer was Senior Vice President and Chief Financial Officer at Stream Logic Corporation, a developer and manufacturer of data management products. Before that she was Senior Vice President of Operations from April 1996 until October 1996. StreamLogic Corporation filed voluntarily for protection under Chapter 11 of the Federal Bankruptcy Code in June 1997. Prior to her employment with StreamLogic Corporation, she held various positions spanning a nine year career with Micropolis Corporation, a disk drive manufacturer, including, from 1995 until April 1996, Vice President -- Finance, Chief Financial Officer and Treasurer. Ms. Scherer was a consultant with BCG from 1985 to 1987 and a Senior Financial Analyst with ARCO from 1983 to 1985. Ms. Scherer is a graduate of the University of California at Santa Barbara and received a Masters of Business Administration from Yale School of Organization and Management.

     Mr. Logan has more than 30 years of senior executive experience. Most recently, he was chairman and CEO of Banc One Arizona and Bank One Arizona from April 1995 to March 1996. From May 1993 to March 1995 he served as director of Banc One Arizona and from January 1990 to April 1993 he was President and Chief Operating Officer of Valley National, the predecessor of Bank One Arizona. Prior to 1990 Mr. Logan was President and Chief Executive Officer of Alexander Hamilton Life Insurance Company, Chief Financial Officer for Continental Grain Company of New York, and Executive Vice President of the Merchant Banking Group at Citicorp. Mr. Logan currently is a director of EABC, a broadcasting company, York International Corporation, an air conditioning and refrigeration products manufacturer, and Banc One Capital Partners, an investment partnership.

     Mr. Muqaddam has served as a Vice President of CVC and its affiliated investment companies since 1989. Previously he spent 15 years with Citibank, N.A. and its affiliates in senior management positions. Mr. Muqaddam is a director of Pamida Holdings Corporation, Chromcraft Remington Inc. and Fairwood Corporation.

     Mr. O'Mara has been a management consultant since May 1993. From May 1990 to May 1993, he served as Chairman of the Executive Committee of Quality Care Systems, Inc., a provider of computer-based "expert" medical cost containment systems. From August 1988 through December 1989, Mr. O'Mara served as Chairman of the Board of Directors and Chief Executive Officer of Global Natural Resources, Inc. Prior to 1988, Mr. O'Mara spent 22 years as an investment banker, serving most recently as Managing

Director for Chase Investment Bank, a subsidiary of Chase Manhattan Bank, N.A. Mr. O'Mara is a director of Baldwin & Lyons, Inc. and The Midland Company.

     Mr. Taylor has been a private investor since 1987 and a principal in TC Associates, a management consulting firm, since 1984. He served as a director of the Company's former operating subsidiary, Plantronics, Inc., from 1969 until its merger into the Company in January 1994. He was Chairman of the Board of Directors and a Director of Zehntel, Inc., a manufacturer of automated test equipment and a former subsidiary of Plantronics, Inc. from 1984 to 1987, Chief Executive Officer of Zehntel, Inc. from 1984 to 1985 and Chairman of the Board of Directors, President and Chief Executive Officer of Electronic Memories and Magnetics Corporation, a manufacturer of computer peripherals, from 1969 until 1984. He is also a director of Dense PAC Microsystems, Inc. and Xylan Corporation.

     Mr. Webb has been Chairman of the Board of Directors of The Titan Corporation since 1984. The Titan Corporation designs, manufactures and installs high technology information and electronic products and systems for government, commercial and international clients. Mr. Webb was a director of the Company's former operating subsidiary, Plantronics, Inc., from 1983 to 1989, and rejoined the boards of directors of that corporation and the Company in January 1990. He was a private investor and consultant from 1981 to 1984. Prior to that, he was Vice Chairman of TRW, Inc. until 1981. He is currently a director of EIP Microwave, Inc., Titan Corp. and Microfocus.

     Mr. Wegmann has been a private investor since August 1988. Prior to that, he was a Vice President of CVC.

     Executive officers serve at the discretion of the Board of Directors. There are no family relationships between any of the directors and executive officers of the Company.

                          OWNERSHIP OF COMMON STOCK BY
                      SELLING STOCKHOLDERS AND MANAGEMENT

     The following table sets forth certain information with respect to the beneficial ownership of the common stock as of December 31, 1998 and as adjusted to reflect the sale of the 1,550,000 shares of common stock offered hereby by the selling stockholders by (i) each selling stockholder, (ii) Citicorp Venture Capital, Ltd., (iii) each director of Plantronics, (iv) certain executive officers of Plantronics, and (v) all directors and executive officers of Plantronics as a group. Except as otherwise noted, the stockholders named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.


                                 SHARES BENEFICIALLY                SHARES BENEFICIALLY
                                   OWNED PRIOR TO      NUMBER OF        OWNED AFTER
                                     OFFERING(1)        SHARES        OFFERING(1)(2)
                                 -------------------     BEING      -------------------
                                  NUMBER     PERCENT    OFFERED      NUMBER     PERCENT
                                 ---------   -------   ---------    ---------   -------
Citigroup Foundation(3)........  1,000,000     6.0%    1,000,000           --      --
  Citicorp Center
  153 East 53rd St.,
  3rd Floor
  New York, NY 10043
Robert S. and Louise M.
  Cecil........................  1,072,244     6.0%      550,000(4)   522,244     2.9%
  337 Encinal Street
  Santa Cruz, CA 95060
Citicorp Venture Capital,
  Ltd.(5)......................  4,509,168    27.0%           --    4,509,168    26.1%
  399 Park Avenue,
  14th Floor
  New York, NY 10043
S. Kenneth Kannappan...........     93,312       *            --       93,312       *
Robert F.B. Logan..............      3,500       *            --        3,500       *
M. Saleem Muqaddam.............      6,500       *            --        6,500       *
John Mowbray O'Mara............     14,500       *            --       14,500       *
Trude C. Taylor................     98,080       *            --       98,080       *
J. Sidney Webb(6)..............     29,200       *            --       29,200       *
David A. Wegmann...............    298,092     1.8%           --      298,092     1.7%
Donald S. Houston..............     36,390       *            --       36,390       *
John A. Knutson................     14,883       *            --       14,883       *
Barbara V. Scherer.............     38,810       *            --       38,810       *
All directors and executive
  officers as a group (15
  persons).....................  1,734,413     9.6%      550,000(5) 1,184,413     6.6%


-------------------------
 *  Less than one percent.

(1) Includes stock subject to stock options held by directors and executive officers that are exercisable within 60 days of December 31, 1998, as follows: Mr. and Mrs. Cecil, 1,072,244 shares; Mr. Logan, 2,000 shares; Mr. Muqaddam, 6,500 shares; Mr. O'Mara, 6,500 shares; Mr. Taylor, 6,500 shares; Mr. Webb, 6,500 shares; Mr. Wegmann, 6,500 shares; Mr. Houston, 31,250 shares; Mr. Kannappan, 86,485 shares; Mr. Knutson, 12,863 shares, Ms. Scherer, 36,667 shares; and all directors and officers as a group (15 persons), 1,301,159 shares (751,159 after the offering). Percent calculations are based on 16,715,906 shares of common stock outstanding on December 31, 1998.

(2) Assumes the exercise by Mr. and Mrs. Cecil of options to purchase 432,822 shares and 117,178 shares, respectively. Assumes no exercise of the underwriters' over-allotment option.

(3) Citigroup Foundation is a private charitable foundation affiliated with Citigroup. The shares being offered by the foundation were acquired by gift from Citicorp Venture Capital, Ltd.


(4) Of the shares offered by Robert S. and Louise M. Cecil, 432,822 shares will be purchased by Mr. Cecil from the Company upon the exercise of employee stock options and 117,178 shares will be purchased by Mrs. Cecil from the Company upon the exercise of employee stock options transferred to her by Mr. Cecil. If the underwriters' over-allotment option is exercised in full, Mrs. Cecil will exercise stock options for, and sell, an additional 232,500 shares.



(5) Citicorp Venture Capital, Ltd. is a wholly-owned subsidiary of Citibank, N.A., which is in turn an indirect wholly-owned subsidiary of Citigroup.


(6) Includes 22,700 shares held in the name of the Webb Family Trust.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in a purchase agreement (the "Purchase Agreement") among Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Salomon Smith Barney Inc., Hambrecht & Quist LLC and McDonald Investments Inc. (the "Underwriters"), the Company and the Selling Stockholders, the Selling Stockholders have agreed to sell to the Underwriters, and each of the Underwriters severally and not jointly has agreed to purchase from the Selling Stockholders, the number of shares of common stock set forth opposite its name below.

                                                      NUMBER OF
                                                       SHARES
UNDERWRITER                                           ---------
Merrill Lynch, Pierce, Fenner & Smith
              Incorporated..........................
Salomon Smith Barney Inc............................
Hambrecht & Quist LLC...............................
McDonald Investments Inc............................
                                                      ---------
              Total.................................  1,550,000
                                                      =========

     In the Purchase Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of common stock being sold pursuant to such agreement if any of the shares of common stock being sold pursuant to such agreement are purchased. In the event of a default by an Underwriter, the Purchase Agreement provides that, in certain circumstances, the purchase commitments of nondefaulting Underwriters may be increased or the Purchase Agreement may be terminated.

     The Underwriters have advised the Company and the Selling Stockholders that the Underwriters propose initially to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus, and to certain dealers at such price less a concession not in excess
of $     per share of common stock. The Underwriters may allow, and such dealers
may reallow, a discount not in excess of $     per share of common stock on
sales to certain other dealers. After the public offering, the public offering price, concession and discount may be changed.

     One of the Selling Stockholders has granted an option to the Underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of 232,500 additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less the underwriting discount. The Underwriters may exercise this option solely to cover over-allotments, if any, made on the sale of the common stock offered hereby. To the extent that the Underwriters exercise this option, each Underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of common stock proportionate to such Underwriter's initial amount reflected in the foregoing table.

     The following table shows the per share and total public offering price, underwriting discount to be paid by the Selling Stockholders to the Underwriters and the proceeds to the Selling Stockholders. This information is presented assuming either no exercise or full exercise by the Underwriters of their over-allotment option.

                                                            WITHOUT       WITH
                                             PER SHARE      OPTION       OPTION
                                             ---------      -------      ------
Public Offering Price......................      $             $           $
Underwriting Discount......................      $             $           $
Proceeds to the Selling Stockholders.......      $             $           $

     The expenses of this offering (exclusive of the underwriting discount) are estimated at $350,000 and are payable by the Company.

     The shares of common stock are being offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

     The Company, the Company's executive officers and directors, all of the Selling Stockholders and certain other existing stockholders have agreed, subject to certain exceptions, not to directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares of common stock or securities convertible into or exchangeable or exercisable for or repayable with common stock, whether now owned or thereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition, or file a registration statement under the Securities Act with respect to the foregoing or (ii) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of the common stock whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch on behalf of the Underwriters for a period of 90 days after the date of this prospectus.

     The common stock is listed on the New York Stock Exchange under the symbol "PLT."

     Because more than ten percent of the net proceeds of the offering will be paid to Citigroup Foundation, an affiliate of Salomon Smith Barney Inc. (a member of the National Association of Securities Dealers, Inc. ("NASD") participating in this offering), this offering will be conducted in accordance with NASD Conduct Rule 2710(c)(8).

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

     Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the common stock. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock.

     If the Underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares of common stock than are set forth on the cover page of this prospectus, the Underwriters may reduce that short position by purchasing common stock in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                     INFORMATION INCORPORATED BY REFERENCE

     This prospectus incorporates by reference the following documents and information, all of which Plantronics has filed in the past with the SEC:

     - Plantronics' Annual Report on Form 10-K for the fiscal year ended March 28, 1998.

     - Plantronics' Quarterly Report on Form 10-Q for the quarterly period ended June 27, 1998.

     - Plantronics' Quarterly Report on Form 10-Q for the quarterly period ended September 26, 1998.


     - Plantronics' Current Report on Form 8-K dated January 12, 1999.


     - Item 1 of Plantronics' Registration Statement on Form 8-A, filed on December 20, 1993, as amended on January 14, 1994 and November 7, 1997 (which in turn incorporate by reference the description of Plantronics' common stock set forth in Plantronics' Registration Statement on Form S-1 (Reg. No. 33-70744), filed on October 20, 1993, as amended by Amendment No. 1, filed on November 30, 1993, Amendment No. 2, filed on December 27, 1993, and Amendment No. 3, filed on January 18, 1994).


     All documents, if any, which Plantronics files under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus but prior to the termination of the offering shall be deemed to be incorporated by reference in this prospectus and to be part of this prospectus from the date of filing of such documents.


     Plantronics will provide without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of the information that has been or may be incorporated by reference in this prospectus, other than exhibits to such documents. Direct any request for such copies to John A. Knutson, Vice President -- Legal, Senior General Counsel and Secretary, Plantronics, Inc., 345 Encinal Street, Santa Cruz, California 95060,
Tel: (831) 426-5858.

                    HOW TO GET INFORMATION ABOUT PLANTRONICS

     Plantronics is subject to the informational requirements of the Exchange Act and therefore files reports, proxy and information statements and other information with the SEC. You can inspect many of such reports, proxy and information statements and other information on the SEC's internet website at http://www.sec.gov.

     You can also inspect and copy such reports, proxy and information statements and other information at the SEC's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at tel:
1-800-SEC-0330. You can also inspect and copy such reports, proxy and information statements and other information may also be inspected and copied at the following Regional Offices of the SEC: New York Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048; and Chicago Regional Office, Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Plantronics' common stock is listed on the NYSE, and you can inspect such reports, proxy and information statements and other information at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     This prospectus constitutes part of a registration statement on Form S-3 filed by Plantronics with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to Plantronics and the shares, you should refer to the registration statement either at the SEC's website or at the addresses set forth in the preceding paragraph. Statements in this prospectus concerning any document filed as an exhibit to this prospectus are not necessarily complete, and, in each instance, you should refer to the copy of such document which has been filed as an exhibit to the registration statement. Each such statement is qualified in its entirety by such reference.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for Plantronics and the selling stockholders by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters relating to this offering will be passed upon for the underwriters by Morrison & Foerster LLP, Palo Alto, California.

                                    EXPERTS

     The consolidated balance sheets as of March 31, 1997 and 1998 and the consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1998, included in the prospectus have been included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                               PLANTRONICS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Operations.......................  F-4
Consolidated Statements of Stockholders' Equity (Deficit)...  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Plantronics, Inc.

     In our opinion, the accompanying consolidated balance sheets and the related statements of operations, of cash flows and of stockholders' equity present fairly, in all material respects, the financial position of Plantronics, Inc. and its subsidiaries at March 31, 1997 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

San Jose, California
April 17, 1998

                               PLANTRONICS, INC.

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                  MARCH 31,
                                             --------------------    SEPTEMBER 30,
                                               1997        1998          1998
                                             --------    --------    -------------
                                                                      (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents................  $ 42,262    $ 64,901      $ 95,100
  Accounts receivable, net.................    36,981      41,550        45,063
  Inventory................................    20,042      29,741        21,931
  Deferred income taxes....................     2,840       2,130         2,130
  Other current assets.....................       909       1,774         1,488
                                             --------    --------      --------
          Total current assets.............   103,034     140,096       165,712
Property, plant and equipment, net.........    18,970      21,255        20,531
Other assets...............................     5,237       4,124         3,354
                                             --------    --------      --------
          Total assets.....................  $127,241    $165,475      $189,597
                                             ========    ========      ========
              LIABILITIES AND
           STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable.........................  $  9,578    $  8,327      $  5,171
  Accrued liabilities......................    20,441      26,629        28,351
  Income taxes payable.....................     9,674       6,381         9,196
                                             --------    --------      --------
          Total current liabilities........    39,693      41,337        42,718
Deferred tax liabilities...................     1,616       5,652         5,652
Long-term debt.............................    65,050      65,050        65,050
                                             --------    --------      --------
          Total liabilities................   106,359     112,039       113,420
                                             --------    --------      --------
Commitments and contingencies (note 8)
Stockholders' equity:
  Common stock, $0.01 par value per share;
     40,000 shares authorized, 16,366,
     16,449 and 16,551 (unaudited) shares
     issued and outstanding................       171         174           177
  Additional paid-in capital...............    58,217      63,816        70,684
  Cumulative translation adjustment........      (891)       (891)         (891)
  Retained earnings (deficit)..............   (23,834)     15,355        41,439
                                             --------    --------      --------
                                               33,663      78,454       111,409
  Less: Treasury stock (common: 696, 963
     and 1,121 (unaudited) shares) at
     cost..................................   (12,781)    (25,018)      (35,232)
                                             --------    --------      --------
          Total stockholders' equity.......    20,882      53,436        76,177
                                             --------    --------      --------
          Total liabilities and
             stockholders' equity..........  $127,241    $165,475      $189,597
                                             ========    ========      ========

The accompanying notes are an integral part of these consolidated financial statements.

                               PLANTRONICS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                   (in thousands, except earnings per share)

                                                                   SIX MONTHS ENDED
                                     YEARS ENDED MARCH 31,           SEPTEMBER 30,
                                 ------------------------------   -------------------
                                   1996       1997       1998       1997       1998
                                 --------   --------   --------   --------   --------
                                                                      (UNAUDITED)
Net sales......................  $182,959   $195,307   $236,112   $110,562   $141,210
Cost of sales..................    86,887     90,567    108,514     50,959     64,089
                                 --------   --------   --------   --------   --------
  Gross profit.................    96,072    104,740    127,598     59,603     77,121
                                 --------   --------   --------   --------   --------
Operating expenses:
  Research, development and
     engineering...............    13,718     14,503     17,543      8,384      9,005
  Selling, general and
     administrative............    34,845     39,898     47,682     22,842     27,862
                                 --------   --------   --------   --------   --------
          Total operating
             expenses..........    48,563     54,401     65,225     31,226     36,867
                                 --------   --------   --------   --------   --------
Operating income...............    47,509     50,339     62,373     28,377     40,254
Interest expense, including
  amortization of debt issuance
  costs........................     7,140      7,104      6,984      3,493      3,588
Interest and other income,
  net..........................    (1,385)    (1,722)    (2,243)    (1,102)    (1,693)
                                 --------   --------   --------   --------   --------
Income before income taxes.....    41,754     44,957     57,632     25,986     38,359
Income tax expense.............    16,284     15,286     18,443      8,315     12,275
                                 --------   --------   --------   --------   --------
Net income.....................  $ 25,470   $ 29,671   $ 39,189   $ 17,671   $ 26,084
                                 ========   ========   ========   ========   ========
Basic earnings per common
  share........................  $   1.53   $   1.75   $   2.38   $   1.07   $   1.58
                                 ========   ========   ========   ========   ========
Shares used in basic per share
  calculations.................    16,593     17,003     16,481     16,450     16,494
                                 ========   ========   ========   ========   ========
Diluted earnings per common
  share........................  $   1.42   $   1.67   $   2.15   $   0.98   $   1.43
                                 ========   ========   ========   ========   ========
Shares used in diluted per
  share calculations...........    17,964     17,792     18,223     18,086     18,291
                                 ========   ========   ========   ========   ========

The accompanying notes are an integral part of these consolidated financial statements.

                               PLANTRONICS, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                      (IN THOUSANDS EXCEPT SHARE AMOUNTS)

                                                                                                               TOTAL
                                    COMMON STOCK       ADDITIONAL   CUMULATIVE    ACCUMULATED              STOCKHOLDERS'
                                 -------------------    PAID-IN     TRANSLATION     EQUITY      TREASURY      EQUITY
                                   SHARES     AMOUNT    CAPITAL     ADJUSTMENT     (DEFICIT)     STOCK       (DEFICIT)
                                 ----------   ------   ----------   -----------   -----------   --------   -------------
BALANCE AT MARCH 31, 1995......  16,418,642    $165     $54,652        $(558)      $(78,975)    $     --     $(24,716)
Stock option compensation
  amortization.................          --      --         231           --             --           --          231
Exercise of stock options......     359,270       4         759           --             --           --          763
Foreign currency translation
  adjustment...................          --      --          --         (333)            --           --         (333)
Net income.....................          --      --          --           --         25,470           --       25,470
                                 ----------    ----     -------        -----       --------     --------     --------
BALANCE AT MARCH 31, 1996......  16,777,912     169      55,642         (891)       (53,505)          --        1,415
Stock option compensation
  amortization.................          --      --         146           --             --           --          146
Exercise of stock options......     284,442       2       1,832           --             --           --        1,834
Income tax benefit associated
  with stock options...........          --      --         597           --             --           --          597
Purchase of treasury stock.....    (701,226)     --          --           --             --      (12,873)     (12,873)
Sale of treasury stock.........       5,084      --          --           --             --           92           92
Net income.....................          --      --          --           --         29,671           --       29,671
                                 ----------    ----     -------        -----       --------     --------     --------
BALANCE AT MARCH 31, 1997......  16,366,212     171      58,217         (891)       (23,834)     (12,781)      20,882
Stock option compensation
  amortization.................          --      --        (225)          --             --           --         (225)
Exercise of stock options......     348,958       3       1,220           --             --           --        1,223
Income tax benefit associated
  with stock options...........          --      --       4,279           --             --           --        4,279
Purchase of treasury stock.....    (317,600)     --          --           --             --      (13,162)     (13,162)
Sale of treasury stock.........      51,072                 325           --             --          925        1,250
Net income.....................          --      --          --           --         39,189           --       39,189
                                 ----------    ----     -------        -----       --------     --------     --------
BALANCE AT MARCH 31, 1998......  16,448,642     174      63,816         (891)        15,355      (25,018)      53,436
Exercise of stock options
  (unaudited)..................     260,411       3       1,524           --             --           --        1,527
Income tax benefit associated
  with stock options (unaudited)...         --    --      4,929           --             --           --        4,929
Purchase of treasury stock
  (unaudited)..................    (178,000)     --          --           --             --      (10,568)     (10,568)
Sale of treasury stock
  (unaudited)..................      19,510      --         415           --             --          354          769
Net income (unaudited).........          --      --          --           --         26,084           --       26,084
                                 ----------    ----     -------        -----       --------     --------     --------
BALANCE AT SEPTEMBER 30, 1998
  (unaudited)..................  16,550,563    $177     $70,684        $(891)      $ 41,439     $(35,232)    $ 76,177
                                 ==========    ====     =======        =====       ========     ========     ========

The accompanying notes are an integral part of these consolidated financial statements.

                               PLANTRONICS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                             SIX MONTHS ENDED
                                                YEARS ENDED MARCH 31,         SEPTEMBER 30,
                                            -----------------------------   ------------------
                                             1996       1997       1998      1997       1998
                                            -------   --------   --------   -------   --------
                                                                               (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Income from operations..................  $25,470   $ 29,671   $ 39,189   $17,671   $ 26,084
  Adjustments to reconcile net income to
     net cash provided by operating
     activities:
     Depreciation and amortization of
       property and equipment.............    2,367      2,935      3,632     1,772      2,272
     Deferred income taxes................     (745)     2,789      4,746        --         --
     Other non-cash charges, net..........      758        649       (225)       --         --
  Changes in assets and liabilities:
     Accounts receivable..................   (8,310)     1,624     (5,024)   (3,633)    (4,164)
     Provision for doubtful accounts......      575        (50)       455       110        651
     Inventory............................   (1,150)    (2,035)    (9,699)   (3,465)     7,810
     Other current assets.................     (426)       318       (865)      301        286
     Other assets.........................      471       (459)     1,113       499        770
     Accounts payable.....................    2,206      1,194     (1,251)    1,300     (3,156)
     Accrued liabilities..................    2,271       (251)     6,188     1,705      1,722
     Income taxes payable.................    3,413     (1,769)       986       565      7,744
                                            -------   --------   --------   -------   --------
Cash provided by operating activities.....   26,900     34,616     39,245    16,825     40,019
                                            -------   --------   --------   -------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures....................   (3,903)    (8,195)    (5,917)   (3,946)    (1,548)
                                            -------   --------   --------   -------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Purchase of treasury stock..............       --    (12,880)   (13,162)     (116)   (10,568)
  Proceeds from sale of treasury stock....       --         99      1,250       567        769
  Proceeds from exercise of stock
     options..............................      763      1,835      1,223       625      1,527
                                            -------   --------   --------   -------   --------
Cash provided by (used for) financing
  activities..............................      763    (10,946)   (10,689)    1,076     (8,272)
                                            -------   --------   --------   -------   --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH...     (333)        --         --        --         --
                                            -------   --------   --------   -------   --------
Net increase in cash and cash
  equivalents.............................   23,427     15,475     22,639    13,955     30,199
Cash and cash equivalents at beginning of
  period..................................    3,360     26,787     42,262    42,262     64,901
                                            -------   --------   --------   -------   --------
Cash and cash equivalents at end of
  period..................................  $26,787   $ 42,262   $ 64,901   $56,217   $ 95,100
                                            =======   ========   ========   =======   ========
Supplemental disclosures:
Cash paid for:
  Interest................................  $ 6,608   $  6,577   $  6,550   $ 3,267   $  3,262
  Income taxes............................  $13,557   $ 14,192   $ 12,439   $ 8,850   $  5,764
Noncash operating and financing
  activities:
  Income tax benefit associated with stock
     options..............................  $    --   $    597   $  4,279   $    --   $  4,929

The accompanying notes are an integral part of these consolidated financial statements.

                               PLANTRONICS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. THE COMPANY

     Plantronics, Inc. (the "Company"), introduced the first lightweight communications headset in 1962. Since that time, the Company has established itself as a world-leading designer, manufacturer and marketer of lightweight communications headset products.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Management's Use of Estimates and Assumptions

     The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of financial statements and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

     The consolidated financial statements include the accounts of Plantronics and its subsidiary companies. Intercompany transactions and balances have been eliminated in consolidation.

Fiscal Year

     The Company's fiscal year end is the Saturday closest to March 31. For purposes of presentation, the Company has indicated its accounting year ending on March 31 or the month-end for interim quarterly periods. Results of operations for fiscal years 1996, 1997 and 1998 each included 52 weeks.

Cash, Cash Equivalents and Short-Term Investments

     The Company considers all highly liquid investments with a maturity of 90 days or less at the date of purchase to be cash equivalents. Pursuant to the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," management determines the appropriate classification of debt and equity securities at the time of purchase, and reassesses the classification at each reporting date. At March 31, 1998, all of the Company's short-term investments, consisting primarily of fixed maturity debt securities, have been classified as "held to maturity." Under this classification, the investments are recorded at amortized cost. The Company's cash and cash equivalents consist of the following:

                                                                 MARCH 31,
                                                             ------------------
                                                              1997       1998
                                                             -------    -------
                                                               (IN THOUSANDS)
Cash.......................................................  $ 5,106    $ 9,662
Cash equivalents...........................................   37,156     55,239
                                                             -------    -------
     Cash and cash equivalents.............................  $42,262    $64,901
                                                             =======    =======

                               PLANTRONICS, INC.

Inventory

     Inventory is stated at the lower of cost, determined on the first-in, first-out method, or market.

Depreciation and Amortization

     Depreciation and amortization of property, plant and equipment are principally calculated using the straight-line method over the estimated useful lives of the respective assets.

Deferred Debt Issuance Costs

     Debt issuance costs are assigned to the various debt instruments and amortized over the shorter of the terms of the respective debt agreements or an estimated period the debt will be outstanding.

Revenue Recognition

     Revenue is recognized when products are shipped. Provision is made for estimated potential customer returns and warranty costs at the time of shipment.

Concentration of Credit Risk

     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash equivalents and trade receivables. The Company's cash investment policies limit investments to those that are short-term and low risk. Concentrations of credit risk with respect to trade receivables are generally limited due to the large number of customers comprising the Company's customer base and their dispersion across many different geographic areas. The Company performs ongoing credit evaluations of the financial condition of its customers and, generally, requires no collateral from its customers. The Company maintains an allowance for uncollectible accounts receivable based upon expected collectibility of all accounts receivable.

Fair Value of Financial Instruments

     The carrying values of the Company's financial instruments, including cash, cash equivalents, accounts receivable, accrued expenses and liabilities, approximate fair value due to their short maturities. The fair value of long-term debt, including the current portion, was estimated by management based on current rates offered on the open market for debt of the same remaining maturities. The fair value of the long-term debt was not materially different from the carrying value of $65.1 million at March 31, 1998.

Income Taxes

     The Company accounts for income taxes under the liability method, which recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the tax basis of assets and liabilities and their financial statement reported amounts. Tax credits are accounted for as a reduction of tax expense in the year in which the credits reduce taxes payable.

                               PLANTRONICS, INC.

Foreign Operations and Currency Translation

     The Company has foreign assembly and manufacturing operations in Mexico, light assembly, research and development and sales and marketing in the United Kingdom, an international finance, customer service and logistics headquarters in the Netherlands, and sales offices in Canada, Asia, Europe, Australia and South America. For fiscal 1997 and 1998, the functional currency of all foreign operations was the US dollar. For fiscal 1996, the functional currency of all foreign operations was the US dollar, with the exception of the operation located in the United Kingdom. Accordingly, gains or losses arising from the translation of foreign currency statements and transactions, except for the operation in the United Kingdom in fiscal 1996, are included in determining consolidated results of operations. Aggregate exchange gains (losses) for fiscal 1996, 1997 and 1998 were $0.3 million, $0.4 million and ($0.2) million, respectively. Gains or losses arising from the translation of the United Kingdom statements prior to fiscal 1997 were recorded as a separate component of stockholders' equity.

Stock-Based Compensation

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123"), encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans based on the fair value of options granted. The Company has elected to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations, and to provide additional disclosures with respect to the pro forma effects of adoption had the Company recorded compensation expense as provided in SFAS 123 (see Note 10).

Earnings per Share

     Effective December 27, 1997 the Company adopted Statement of Financial Accounting Standards No. 128 "Earnings per Share," ("SFAS 128"). The new standard requires presentation of both basic EPS and diluted EPS on the face of the income statement. Basic EPS, which replaces primary EPS, is computed by dividing net income available to common stockholders (numerator) by the weighted average number of shares of common stock outstanding (denominator) during the period. Unlike the computation of primary EPS, basic EPS excludes the dilutive effect of stock options. Diluted EPS replaces fully diluted EPS and gives effect to all dilutive potential common stock outstanding during a period.

                               PLANTRONICS, INC.

     The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations for the periods presented below:

                                                                    SIX MONTHS ENDED
                                         YEARS ENDED MARCH 31,        SEPTEMBER 30,
                                      ---------------------------   -----------------
                                       1996      1997      1998      1997      1998
                                      -------   -------   -------   -------   -------
                                         (IN THOUSANDS, EXCEPT         (UNAUDITED)
                                          PER SHARE AMOUNTS)
Numerator for earnings per common
  share -- net income...............  $25,470   $29,671   $39,189   $17,671   $26,084
                                      -------   -------   -------   -------   -------
Denominator for basic earnings per
  common share......................   16,593    17,003    16,481    16,450    16,494
                                      -------   -------   -------   -------   -------
Effect of dilutive securities.......    1,371       789     1,742     1,636     1,797
                                      -------   -------   -------   -------   -------
Denominator for diluted earnings per
  common share......................   17,964    17,792    18,223    18,086    18,291
                                      -------   -------   -------   -------   -------
Net income per common share:
Basic...............................  $  1.53   $  1.75   $  2.38   $  1.07   $  1.58
                                      =======   =======   =======   =======   =======
Diluted.............................  $  1.42   $  1.67   $  2.15   $  0.98   $  1.43
                                      =======   =======   =======   =======   =======

COMPREHENSIVE INCOME

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). This statement is effective for the Company's fiscal year ending March 31, 1999. The statement establishes presentation and disclosure requirements for reporting comprehensive income. Comprehensive income includes charges or credits to equity that are not the result of transactions with owners. Other than net income, the only element of comprehensive income for all periods presented was in fiscal 1996 and consisted of a foreign currency translation adjustment of $0.3 million. Total comprehensive income for fiscal 1996 was $25.8 million. Total comprehensive income was the same as net income for all other periods presented.

Recent Accounting Pronouncements

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131"). The statement requires the Company to report certain information about operating segments in its annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company will adopt SFAS 131 beginning in fiscal 1999 and does not expect such adoption to have a material effect on the consolidated financial statement disclosures.

                               PLANTRONICS, INC.

Interim Financial Information

     The accompanying consolidated balance sheet as of September 30, 1998 and the consolidated statements of operations and of cash flows for the six months ended September 30, 1997 and September 30, 1998 are unaudited. In the opinion of management, such unaudited financial statements have been prepared on the same basis as the audited financial statements referred to above and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company's results of operations for the interim periods. The data disclosed in the notes to the consolidated financial statements as of such dates and for such periods are unaudited.

3. DETAILS OF CERTAIN BALANCE SHEET ACCOUNTS:

                                                  MARCH 31,
                                             --------------------    SEPTEMBER 30,
                                               1997        1998          1998
                                             --------    --------    -------------
                                                (IN THOUSANDS)        (UNAUDITED)
ASSETS
ACCOUNTS RECEIVABLE:
  Accounts receivable from customers.......  $ 38,278    $ 43,302      $ 47,466
  Allowance for doubtful accounts..........    (1,297)     (1,752)       (2,403)
                                             --------    --------      --------
                                             $ 36,981    $ 41,550      $ 45,063
                                             ========    ========      ========
INVENTORY:
  Finished goods...........................  $ 11,056    $ 13,224      $ 12,010
  Work in process..........................     1,647       4,431         2,152
  Purchased parts..........................     7,339      12,086         7,769
                                             --------    --------      --------
                                             $ 20,042    $ 29,741      $ 21,931
                                             ========    ========      ========
PROPERTY, PLANT AND EQUIPMENT:
  Land.....................................  $  4,693    $  4,693      $  4,693
  Buildings and improvements (useful life
     10-30 years)..........................     9,104       9,486         9,901
  Machinery and equipment (useful life 2-8
     years)................................    25,949      31,484        32,617
                                             --------    --------      --------
                                               39,746      45,663        47,211
  Less accumulated depreciation............   (20,776)    (24,408)      (26,680)
                                             --------    --------      --------
                                             $ 18,970    $ 21,255      $ 20,531
                                             ========    ========      ========
ACCRUALS:
  Interest.................................  $  1,394    $  1,386      $  1,382
  Employee benefits and other..............    19,047      25,243        26,969
                                             --------    --------      --------
                                             $ 20,441    $ 26,629      $ 28,351
                                             ========    ========      ========

                               PLANTRONICS, INC.

4. DEBT

     Long-term debt, consisting of Senior Notes, was $65.1 million at the end of fiscal 1996, 1997 and 1998. These Senior Notes are general unsecured obligations of the Company that bear interest, payable semiannually, at a rate of 10% per annum and will mature on January 15, 2001. The Senior Notes are redeemable, at the Company's option, in whole or in part, at any time on or after January 15, 1999. Redemption prior to January 15, 2001 will be at a premium.

     The Senior Note Indenture contains certain covenants that, among other things, limit the ability of the Company and its subsidiaries to incur indebtedness, pay dividends, issue preferred stock of subsidiaries, engage in transactions with affiliates, create liens, engage in mergers and consolidations, or make certain asset sales and investments. The Senior Note Indenture also provides that holders of the Senior Notes have the right to require that the Company repurchase their Senior Notes in the event of a "change in control" and contain various customary events of default.

     The Company has a one-year $20.0 million revolving unsecured credit facility with Bank of America. The facility expires on February 17, 1999. The facility includes a $10.0 million letter of credit subfacility. Combined borrowings and commitments under both facilities cannot exceed $20.0 million. Principal outstanding bears interest at the Company's choice of the Bank of America base rate, the offshore rate or a CD rate plus a margin ranging from 0.000% to 1.375%, depending on the rate choice and performance level ratios. There were no borrowings outstanding under the revolving credit facility at March 31, 1998, however, at that date $2.3 million, associated with inventory purchases and other matters, was committed under the letter of credit subfacility. The revolving credit facility includes covenants relating to, among other things, the maintenance of a maximum net funded debt ratio, a minimum tangible net worth ratio and a maximum interest coverage ratio. The Company was in compliance with the terms of the covenants as of March 31, 1998.

     The revolving credit facility also expressly restricts the ability of the Company to incur additional indebtedness (including contingent liabilities and guarantees), grant additional liens, dispose of and acquire assets, incur lease obligations, and make investments, including loans, joint ventures, and acquisitions of other businesses. The Company is permitted to pay cash dividends on shares of its capital stock in an amount not to exceed 50% of the Company's cumulative net income (net of cumulative losses) for the period commencing February 19, 1997 through the date of declaration.

5. COMMON AND TREASURY STOCK

Effect of Increase in Stock and Stock Split

     In July 1997, the Company's stockholders approved an increase in the authorized shares of Common Stock of Plantronics, Inc. to 40,000,000. On September 2, 1997, the Company effected a two-for-one stock split in the form of a stock dividend to stockholders of record as of August 18, 1997. All share, per share, and capital in excess of par value amounts herein have been restated to reflect the effect of this split.

     During fiscal 1998 the Company purchased 317,600 shares of its Common Stock in the open market at a total cost of $13.2 million and 51,072 shares were reissued for $1.3 million.

                               PLANTRONICS, INC.

6. INCOME TAXES

     Income tax expense for fiscal 1996, 1997 and 1998 consisted of the following:

                                                       YEARS ENDED MARCH 31,
                                                   -----------------------------
                                                    1996       1997       1998
                                                   -------    -------    -------
                                                          (IN THOUSANDS)
Federal
  Current........................................  $13,586    $ 8,744    $10,109
  Deferred.......................................     (827)     2,789      4,746
State............................................    1,622      1,854      1,472
Foreign..........................................    1,903      1,899      2,116
                                                   -------    -------    -------
                                                   $16,284    $15,286    $18,443
                                                   =======    =======    =======

     Pre-tax earnings of the foreign subsidiaries were $2.8 million, $8.2 million and $15.7 million for fiscal years 1996, 1997 and 1998, respectively. Cumulative earnings of foreign subsidiaries which have been permanently reinvested as of March 31, 1998 totaled $5.5 million.

     The following is a reconciliation between statutory federal income taxes and the total provision for taxes on pre-tax income:

                                                       YEARS ENDED MARCH 31,
                                                   -----------------------------
                                                    1996       1997       1998
                                                   -------    -------    -------
                                                          (IN THOUSANDS)
Tax expense at statutory rate....................  $14,614    $15,735    $20,171
Foreign operations taxed at different rates......      910       (971)    (4,364)
State taxes, net of federal benefit..............    1,054      1,204      1,476
Other, net.......................................     (294)      (682)     1,160
                                                   -------    -------    -------
                                                   $16,284    $15,286    $18,443
                                                   =======    =======    =======

                               PLANTRONICS, INC.

     Deferred tax liabilities (assets) represent the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                 MARCH 31,
                                                             ------------------
                                                              1997       1998
                                                             -------    -------
                                                               (IN THOUSANDS)
Deferred gains on sales of properties......................  $ 2,740    $ 2,476
Deferred state tax.........................................    --           314
Unremitted earnings of certain subsidiaries................    --         5,749
Other deferred tax liabilities.............................      333      1,111
                                                             -------    -------
  Gross deferred tax liabilities...........................    3,073      9,650
                                                             -------    -------
Accruals and other reserves................................   (2,748)    (5,670)
Deferred state tax deduction...............................     (635)     --
Other deferred tax assets..................................     (914)      (458)
                                                             -------    -------
  Gross deferred tax assets................................   (4,297)    (6,128)
                                                             -------    -------
Total net deferred tax (assets) liabilities................  $(1,224)   $ 3,522
                                                             =======    =======

7. EMPLOYEE BENEFIT PLANS

     Subject to eligibility requirements, substantially all domestic employees are covered by quarterly cash and annual deferred profit sharing plans. United States employees also have the option of participating in a salary deferral plan qualified under Section 401(k) of the Internal Revenue Code. The Quarterly Profit Sharing Plan benefits are paid on the basis of profitability and the relationship of each participating employee's base salary as a percent of all participants' base salaries. The Annual Profit Sharing Plan benefits are based on 10% of the Company's results of operations before interest and taxes, adjusted for other items, minus quarterly profit sharing cash distributions and administrative expenses, and are allocated to employees based on the relationship of each participating employee's base salary as a percent of all participants' base salaries. The Annual Profit Sharing Plan distributions include a cash distribution and a tax deferred distribution made to individual accounts of participants held in trust. The deferred portion is subject to a two year vesting schedule based on an employee's date of hire. Total annual and quarterly profit sharing contributions were $5.4 million, $5.5 million and $6.9 million for fiscal 1996, 1997 and 1998, respectively.

                               PLANTRONICS, INC.

8. COMMITMENTS AND CONTINGENCIES

Minimum Future Rental Payments

     The Company leases certain equipment and facilities under operating leases expiring in various years through and after 2003. Minimum future rental payments for the next five years under non-cancelable operating leases having remaining terms in excess of 1 year as of March 31, 1998:

                                                       AMOUNT
                                                   --------------
                                                   (IN THOUSANDS)
1999.............................................      $1,253
2000.............................................       1,118
2001.............................................         864
2002.............................................         420
2003.............................................         412
                                                       ------
Total minimum future rental payments.............      $4,067
                                                       ======

     Rent expense for operating leases was approximately $1.1 million in fiscal 1996, $1.1 million in fiscal 1997 and $1.3 million in fiscal 1998.

Existence of Renewal Options

     Certain operating leases provide for renewal options for periods from 1 to 3 years. In the normal course of business, operating leases are generally renewed or replaced by other leases.

Claims and Litigation

     In the opinion of management, litigation, contingent liabilities and claims against the Company arising in the ordinary course of business are not expected to involve any judgments or settlements which would be material to the Company's consolidated financial condition or results of operations.

9. INDUSTRY SEGMENT AND FOREIGN OPERATIONS DATA

Business Segment

     The Company operates in one industry segment and is engaged in developing, manufacturing, marketing and servicing telecommunications equipment. No one customer accounted for 10% or more of total revenue from consolidated sales for fiscal year 1996, 1997 or 1998.

Geographic Segments

     In geographical reporting, revenues are attributed to the geographical location of the sales and service organizations, and costs directly and indirectly incurred in generating revenues are similarly assigned.

                               PLANTRONICS, INC.

                                                     YEARS ENDED MARCH 31,
                                                --------------------------------
                                                  1996        1997        1998
                                                --------    --------    --------
                                                         (IN THOUSANDS)
NET REVENUES FROM UNAFFILIATED CUSTOMERS:
  United States...............................  $133,957    $135,664    $163,684
  International...............................    49,002      59,643      72,428
                                                --------    --------    --------
                                                $182,959    $195,307    $236,112
                                                ========    ========    ========
OPERATING INCOME:
  United States...............................  $ 35,365    $ 37,036    $ 44,916
  International...............................    12,144      13,303      17,457
                                                --------    --------    --------
                                                $ 47,509    $ 50,339    $ 62,373
                                                ========    ========    ========
IDENTIFIABLE ASSETS:
  United States...............................  $ 91,400    $ 97,138    $121,627
  International...............................    17,261      30,103      43,848
                                                --------    --------    --------
                                                $108,661    $127,241    $165,475
                                                ========    ========    ========
Intercompany transfers........................  $ 18,057    $ 49,575    $ 69,261

Intercompany Transfers

     The geographical reporting classification reflects the international restructuring completed in fiscal 1997. The establishment of Plantronics B.V. changed the ownership of inventory and the methodology of intercompany transfers. In fiscal 1996 intercompany transfers were from the US to Europe. Starting in the last quarter of fiscal 1996 intercompany transfers are from Plantronics B.V. to the US and Japan. Intercompany transfers are at arm's length prices sufficient to recover a reasonable profit.

10. STOCK OPTION PLANS AND STOCK PURCHASE PLANS

Stock Option Plan

     In September 1993, the Board of Directors approved the PI Parent Corporation 1993 Stock Plan (the "1993 Stock Plan"). Under the 1993 Stock Plan, 4,159,242 shares of Common Stock (which number is subject to adjustment in the event of stock splits, reverse stock splits, recapitalization or certain corporate reorganizations) are reserved for issuance to employees and consultants of the Company, as approved from time to time by the Compensation Committee of the Board of Directors. The reserved shares include 980,000 shares which were authorized by the Board of Directors and approved by the stockholders for issuance in 1997. The 1993 Stock Plan, which has a term of ten years, provides for incentive as well as nonqualified stock options to purchase shares of Common Stock. The Board of Directors may terminate the 1993 Stock Plan at any time at its discretion.

     Incentive stock options may not be granted at less than 100 percent of the estimated fair market value, as determined by the Board of Directors, of the Company's Common Stock at the date of grant and the option term may not exceed 10 years. For holders of 10 percent or more of the total combined voting power of all classes of the Company's stock, incentive stock options may not be granted at less than 110 percent of the estimated

                               PLANTRONICS, INC.

fair market value of the Common Stock at the date of grant and the option term may not exceed five years. Nonqualified stock options may be granted at less than fair market value. Options generally vest over 4 years.

     In September 1993 the Compensation Committee of the Board of Directors approved nonqualified options to certain executive officers to purchase 255,792 shares of Common Stock at an exercise price of $2.74 per share that were granted upon the completion of the Company's initial public offering. Compensation related to these options of $0.9 million based on the $6.25 per share offering price was charged to expense over a four-year vesting period commencing January 1994 as the options were granted for future services. Options to purchase an additional 289,252 shares were granted during fiscal 1994 to certain executive officers at exercise prices ranging from $2.74 to $7.63 per share. Compensation related to these options of $0.8 million was charged to expense over a four-year vesting period. As of March 31, 1998, the total compensation expense was amortized.

Directors' Stock Option Plan

     In September 1993, the Board of Directors adopted a Directors' Stock Option Plan (the "Directors' Option Plan") and reserved 40,000 shares of Common Stock for issuance to non-employee directors of the Company. An additional 20,000 shares were authorized for issuance in 1997 under the Directors' Option Plan, pursuant to Board of Directors' and stockholder approval. The Directors' Option Plan provides that each non-employee director shall be granted an option to purchase 4,000 shares of Common Stock on the later of the effective date of the Company's initial public offering or the date on which the person becomes a director. Thereafter, each non-employee director shall be granted an option to purchase 1,000 shares of Common Stock each year. At the end of fiscal 1998, options for 45,000 shares of Common Stock were outstanding under the Directors' Option Plan. All options were granted at fair market value and accordingly, had no compensatory impact. Options vest generally over a four-year period.

                               PLANTRONICS, INC.

     Stock option activity under the 1993 Stock Plan and the Directors' Stock Option Plan are as follows:

                                                            OPTIONS OUTSTANDING
                                             SHARES      --------------------------
                                            AVAILABLE                   WEIGHTED
                                            FOR GRANT     SHARES      AVERAGE PRICE
                                            ---------    ---------    -------------
BALANCE AT MARCH 31, 1995.................    106,780    3,094,526       $ 3.45
  Granted.................................   (206,820)     206,820       $16.22
  Exercised...............................     --         (359,270)      $ 2.13
  Canceled................................    158,794     (158,794)      $ 4.35
                                            ---------    ---------       ------
BALANCE AT MARCH 31, 1996.................     58,754    2,783,282       $ 4.52
  Authorized..............................  1,000,000
  Granted.................................   (631,588)     631,588       $19.80
  Exercised...............................     --         (284,442)      $ 6.45
  Canceled................................    111,048     (111,048)      $ 6.49
                                            ---------    ---------       ------
BALANCE AT MARCH 31, 1997.................    538,214    3,019,380       $ 7.46
  Granted.................................   (654,500)     654,500       $27.37
  Exercised...............................     --         (348,958)      $ 3.49
  Canceled................................    233,010     (233,010)      $18.53
                                            ---------    ---------       ------
BALANCE AT MARCH 31, 1998.................    116,724    3,091,912       $11.29
                                            =========    =========       ======
EXERCISABLE AT MARCH 31, 1998.............               1,884,602
                                                         =========

     Significant option groups outstanding at March 31, 1998 and related weighted average prices and lives are as follows:

                                      OPTIONS OUTSTANDING             OPTIONS EXERCISABLE
                              ------------------------------------   ----------------------
                                NUMBER       WEIGHTED                  NUMBER
                              OUTSTANDING     AVERAGE     WEIGHTED   EXERCISABLE   WEIGHTED
                                 AS OF       REMAINING    AVERAGE       AS OF      AVERAGE
                               MARCH 31,    CONTRACTUAL   EXERCISE    MARCH 31,    EXERCISE
    RANGE OF EXERCISE PRICE      1998          LIFE        PRICE        1998        PRICE
    -----------------------   -----------   -----------   --------   -----------   --------
    $ 0.90 - $ 0.90.........     732,944       5.49        $ 0.90       732,944     $ 0.90
      2.74 -   2.74.........     814,161       5.81          2.74       814,161       2.74
      3.13 -  18.44.........     736,177       7.58         14.70       321,956      11.00
     18.63 -  41.69.........     808,630       9.18         26.22        15,541      19.72
                               ---------       ----        ------     ---------     ------
    $ 0.90 - $41.69.........   3,091,912       7.04        $11.29     1,884,602     $ 3.57
                               =========       ====        ======     =========     ======

Fair Value Disclosures

     All options in fiscal 1996, 1997 and 1998 were granted at an exercise price equal to the fair market value of the Company's Common Stock at the date of grant. The weighted average fair value at date of grant for options granted during 1996, 1997 and 1998 were $5.43, $6.34 and $9.79 per share, respectively. The fair value of options at date of grant was estimated using the Black-Scholes model with the following assumptions for 1996; divided yield of 0%, an expected life of 5 years, expected volatility of 24% and risk free interest rates of 5.9%. For 1997 the assumptions were: dividend yield of 0%, an expected

                               PLANTRONICS, INC.

life of 5 years, expected volatility of 17% and risk free interest rates of 6.6%. For 1998 the assumptions were: dividend yield of 0%, an expected life of 5 years, expected volatility of 28% and risk free interest rates of 5.6%.

     Had compensation expense for the Company's stock-based compensation plans been determined based on the methods prescribed by SFAS No. 123, the Company's net income and net income per share would have been as follows:

                                                 YEARS ENDED MARCH 31,
                                       ------------------------------------------
                                          1996            1997            1998
                                       ----------      ----------      ----------
                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
NET INCOME:
  As reported........................   $25,470         $29,671         $39,189
  Pro forma..........................   $25,390         $29,044         $37,381
NET INCOME PER SHARE:
  As reported........................   $  1.42         $  1.67         $  2.15
  Pro forma..........................   $  1.41         $  1.63         $  2.05

Employee Stock Purchase Plan

     On April 23, 1996 the Board of Directors of the Company approved the 1996 Employee Stock Purchase Plan (the "ESPP"), which was approved by the stockholders on August 6, 1996, to provide certain employees with an opportunity to purchase Common Stock through payroll deductions. The plan is a qualified plan under applicable IRS guidelines and certain highly compensated employees are excluded from participation. Under the ESPP, the purchase price of the Common Stock will equal 95% of the market price of the Common Stock immediately before the beginning of the applicable participation period. Each participation period is 6 months long. Once purchased, the shares are restricted for 6 months. During fiscal 1997, 581 shares were issued under the plan. The fair value of the employee's purchase rights was estimated using the Black-Scholes model with the following assumptions: dividend yield of 0%, an expected life of 6 months, expected volatility of 17%, and risk free interest rates of 6.6%. The weighted-average fair value of these purchase rights granted in fiscal 1997 was $2.27. During fiscal 1998, 2,021 shares were issued under the plan. The fair value of the employee's purchase rights was estimated using the Black-Scholes model with the following assumptions: dividend yield of 0%, an expected life of 6 months, expected volatility of 28%, and risk free interest rates of 5.6%. The weighted-average fair value of these purchase rights granted in fiscal 1998 was $4.85.

Senior Executive Stock Ownership Plan

     In November, 1996 the Board of Directors approved a Senior Executive Stock Purchase Plan, effective January 1, 1997, to encourage ownership of the Company's Common Stock by senior executives. This is a voluntary plan in which executives are encouraged to participate and achieve a target ownership over a 5 year period in annual increments of 20% or more. The target ownership is equal to two times the Chief Executive Officer's base salary and one times the individual Vice Presidents' base salary. To encourage participation, the Company's Treasury Stock will be sold by the Company to executives under this voluntary purchase program. The price will be equal to the greater

                               PLANTRONICS, INC.

of: 95% of the price set by the Board of Directors on an annual basis or 85% of the fair market value of the stock on the date of transaction. The various vehicles that are available to executives to obtain ownership of the Company's stock are as follows: 401(k) Plan contributions, personal IRA account purchases, Deferred Compensation Plan contributions, outright purchase of stock or exercising and holding vested stock options. The discounted price is not applicable to exercising and holding of vested stock options.

11. SUBSEQUENT EVENTS (UNAUDITED)

Redemption of Senior Notes

     On December 1, 1998 the Company announced its intention to redeem its 10% Senior Notes Due 2001, effective January 15, 1999. The aggregate amount of Senior Notes outstanding at that date will be $65,050,000. The aggregate redemption price, including a 2% early redemption premium and accrued interest, will be $69,603,500, which will be paid out of available cash. This transaction will be reported as an extraordinary item in the fourth quarter of the Company's 1999 fiscal year financial statements.

Stock Option Plan

     On July 30, 1998 the Company's stockholders approved an increase of 1,300,000 shares of common stock issuable under the 1993 Stock Plan.

Unsecured Credit Facility

     Effective November 30, 1998, the Company increased its revolving unsecured credit facility with Bank of America from $20.0 million to $30.0 million. The facility expires on November 29, 1999. The facility includes a $10.0 million letter of credit subfacility. Combined borrowings and commitments under both facilities cannot exceed $30.0 million. All other terms and conditions of the facility remain unchanged.

                       APPENDIX - DESCRIPTION OF GRAPHICS


                               INSIDE FRONT COVER

COMPANY LOGO
Caption: "OFFICE AND CALL CENTER"

Photograph: Four persons in office environment viewing computer screens and wearing Plantronics headsets.
Subcaption: "PRODUCTIVITY: Headsets free up users' hands for computer work or other tasks."

Photograph: One person in call center environment viewing computer screen and wearing a Plantronics headset.
Subcaption: "COMFORT: Headsets allow users to maintain a natural posture while working."

Caption: "HEADSETS PROVIDE HANDS-FREE COMMUNICATIONS."

Photograph: Person driving a car and wearing a Plantronics headset.
Subcaption: "CLEAN, SAFE COMMUNICATIONS: Headsets enhance driver safety and offer office-quality sound."

Photograph: Person delivering a package and using a cell phone with a Plantronics headset.
Subcaption: "OVER THE HEAD"

Photograph: Person working outside using cell phone with a Plantronics headset.
Subcaption: "OVER THE EAR"
Subcaption: "MULTITASK: With a headset, there's no need to stop for a phone call while working at home or on the run."

CAPTION: "MOBILE AND HOME"

                               INSIDE BACK COVER

COMPANY LOGO

Photograph: Two persons viewing computer screens while wearing Plantronics headsets.

Graphic: Picture of ENCORE(R) headset.
Caption: "Encore(R) features tone control and a powerful noise-canceling design."

Graphic: Picture of TRISTAR(R) headset.
Caption: "Feather-light at less than one-half ounce, with an acoustic seal engineered for optimum sound quality."

Graphic: Picture of DUOSET(TM) headset.
Caption: "Easily converts from over-the-head to over-the-ear to accommodate the user's preference."

Graphic: Picture of MIRAGE(R) headset.
Caption: "Easy on and off, rests gently on the ear."

Graphic: Picture of SUPRA(R) headset.
Caption: "Our most popular design. Durable model with adjustable headband and cushioned receiver."

Graphic: Picture of FREEHAND(R) headset.
Caption: "Ultralightweight model designed for fast, easy on and off."

Caption: "Plantronics(R) offers a full line of headsets to meet different user preferences in the call center, office, mobile, and residential market segments. Most models are available with many options and accessories, including voice tube or noise-canceling microphones and single or dual receivers."

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                1,550,000 SHARES

                               [PLANTRONICS LOGO]

                                  COMMON STOCK

                             ----------------------

                              P R O S P E C T U S
                             ----------------------

                              MERRILL LYNCH & CO.
                              SALOMON SMITH BARNEY
                               HAMBRECHT & QUIST
                           MCDONALD INVESTMENTS INC.

                                           , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                             SUBJECT TO COMPLETION

                 PRELIMINARY PROSPECTUS DATED JANUARY 13, 1999

P R O S P E C T U S

                               [PLANTRONICS LOGO]

                      UP TO 349,678 SHARES OF COMMON STOCK

                WHICH PLANTRONICS MAY SELL UNDER THIS PROSPECTUS

     Plantronics, Inc. may offer and sell up to 349,678 shares of Plantronics common stock to you under this prospectus. Plantronics will only sell these shares if, and to the extent, you exercise your options to purchase the shares of Plantronics common stock.

     If and when you exercise the options, in whole or in part, Plantronics will issue shares to you at a per share price equal to the per share exercise price under the option agreements which govern the options. Examine the option agreements which cover the options you wish to exercise in order to determine the applicable per share exercise price.

     INVESTING IN THE COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 3 OF THIS PROSPECTUS.

                                        PER SHARE PRICE:    TOTAL PRICE:
                                        ----------------    ------------
            252,165 of your options:         $ 0.90         $226,948.50
             97,513 of your options:         $2.735         $266,698.06
                                                            -----------
Total:      349,678 of your options:                        $493,646.56


     Plantronics common stock is listed on the New York Stock Exchange under the ticker symbol "PLT". On January 12, 1999, the last reported sale price on the NYSE of one share of Plantronics common stock was $82 5/16.


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                           -------------------------

               The date of this prospectus is             , 1999

                               TABLE OF CONTENTS



                                                              PAGE
                                                              ----
Plantronics' Address........................................    2
Forward-Looking Statements..................................    2
Risk Factors................................................    3
Information Incorporated by Reference.......................   12
How to Get Information About Plantronics....................   12
Legal Matters...............................................   13
Experts.....................................................   13

                              PLANTRONICS' ADDRESS

     Plantronics' principal executive offices are located at 345 Encinal Street, Santa Cruz, California 95060. Plantronics' telephone number at that location is
(831) 426-5858.

                           FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated herein by reference contain forward-looking statements. Plantronics bases these statements on its current expectations, estimates and projections about its industry. Either the beliefs of management, or assumptions made by management, form the basis for those expectations, estimates and projections. The safe harbor created by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 generally protects Plantronics from liability for these statements. You can often recognize such forward-looking statements by words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," variations of such words, and similar expressions.

     These forward-looking statements do not guarantee future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. The Risk Factors section immediately following this paragraph sets forth some of such risks and uncertainties. The documents incorporated by reference may also set forth risks and uncertainties. These risks and uncertainties could cause actual results to differ materially and adversely from those discussed in the forward-looking statements. Plantronics undertakes no obligation to publicly update any of these forward-looking statements to reflect new information or future events.

                                  RISK FACTORS

     Investing in our common stock will provide you with an equity ownership interest in Plantronics. As a Plantronics shareholder, you may be subject to risks inherent in our business. The performance of your shares will reflect the performance of our business relative to, among other things, our competition, general economic and market conditions and industry conditions. The value of your investment may increase or decline and could result in a loss. You should carefully consider the following factors as well as other information contained in this prospectus before deciding to invest in our common stock.

DEPENDENCE ON CALL CENTER MARKET SEGMENT

     We have historically derived, and continue to derive, a substantial majority of our net sales from the call center market segment. This market segment has grown significantly in recent years as new call centers have proliferated and existing call centers have expanded. While we believe this market segment is continuing to grow, in the future this growth could slow or revenues from this market segment could decline due to various factors. For example, technological advances such as automated interactive voice response systems could reduce or eliminate the need for call center agents in certain applications. In addition, consumer resistance to telemarketing could adversely affect growth in the call center market segment. Due to our reliance on the call center market segment, we will be affected more by changes in the rate of call center establishment and expansion and the communications products that call center agents use than would a company serving a broader market. Any decrease in the demand for call centers and related headset products could cause a decrease in the demand for our products, which would materially adversely affect our business, financial condition and results of operations.

FAILURE OF THE OFFICE, MOBILE, COMPUTER AND RESIDENTIAL MARKET SEGMENTS TO
DEVELOP

     While the call center market segment is still the most significant part of our business, we believe that our future prospects will depend in large part on the growth in demand for headsets in the office, mobile, computer and residential market segments. These communications headset market segments are relatively new and undeveloped. Moreover, we do not have extensive experience in selling headset products to customers in these market segments. If the demand for headsets in these market segments fails to develop, or develops slower than we currently anticipate, or if we are unable to effectively market our products to customers in these market segments, it would have a material adverse effect on the potential demand for our products and on our business, financial condition and results of operations.

OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY

     Our quarterly results of operations may vary significantly in the future for a variety of reasons, including the following:

     - changes in demand for our products;

     - timing and size of orders from customers;

     - cancellations or delays of deliveries of components and subassemblies by our suppliers;

     - variances in the timing and amount of engineering and operating expenses;

     - distribution channel volume variations;

     - delays in shipments of our products;

     - product returns and customer credits;

     - new product introductions by us or our competitors;

     - entrance of new competitors;

     - increases in the costs of our components and subassemblies;

     - price erosion;

     - changes in the mix of products sold by us;

     - seasonal fluctuations in demand; and

     - general economic conditions.

     Each of the above factors is difficult to forecast and thus could have a material adverse effect on our business, financial condition and results of operations.

     We generally ship most orders during the quarter in which they are received, and, consequently, we do not have a significant backlog of orders. As a result, quarterly net sales and operating results depend primarily on the volume and timing of orders received during the quarter. It is difficult to forecast orders for a given quarter. Since a large portion of our operating expenses, including rent, salaries and certain manufacturing expenses, are fixed and difficult to reduce or modify, if net sales do not meet our expectations, our business, financial condition and results of operations could be materially adversely affected.

     Our operating results can also vary substantially in any period depending on the mix of products sold and the distribution channels through which they are sold. In the event that sales of lower margin products or sales through lower margin distribution channels in any period represent a disproportionate share of total sales during such period, our operating results would be materially adversely affected.

     We believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indicative of future operating results. In addition, our operating results in a future quarter or quarters may fall below the expectations of securities analysts or investors, and, as a result, the price of our common stock might fall.

WE MUST MATCH PRODUCTION TO DEMAND

     Historically, we have seen steady increases in customer demand for our products and have generally been able to increase production to meet that demand. However, the demand for our products is dependent on many factors and such demand is inherently difficult to forecast. Significant unanticipated fluctuations in demand could cause the following operating problems, among others:

     - If demand increases beyond that forecasted, we would have to rapidly increase production. We depend on suppliers to provide additional volumes of components and subassemblies, and, therefore, might not be able to increase production rapidly enough to meet unexpected demand. This could cause us to fail to meet customer expectations. There could be short-term losses of sales while we are trying to increase production. If customers turn to competitive sources of supply to meet their needs, there could be a long-term impact on our revenues.

     - Rapid increases in production levels to meet unanticipated demand could result in higher costs for components and subassemblies and higher overtime costs and other expenses. These higher expenditures could lower our profit margins. Further, if production is increased rapidly, there may be decreased manufacturing yields, which may also lower our margins.

     - If forecasted demand does not develop, we could have excess production or excess capacity. Excess production could result in higher inventories of finished products, components and subassemblies. If we were unable to sell these inventories, we would have to write off some or all of our inventories of obsolete products and unusable components and subassemblies. Excess manufacturing capacity could lead to higher production costs and lower margins.

Any of the foregoing problems could materially adversely affect our business, financial condition and results of operations.

WE DEPEND ON OUR SUPPLIERS

     We buy components and subassemblies from a variety of suppliers and assemble them into finished products. The cost, quality, and availability of such components are essential to the successful production and sale of our products. Obtaining components and subassemblies entails various risks, including the following:

     - Prices of components and subassemblies may rise. If this occurs and we are not able to pass these increases on to our customers or to achieve operating efficiencies that would offset the increases, it would have a material adverse effect on our business, financial condition and results of operations.

     - We obtain certain subassemblies and components from single suppliers, and alternate sources for these items are not readily available. To date, we have experienced only minor interruptions in the supply of these components and subassemblies, none of which has significantly affected our results of operations. However, an interruption in supply from any of our single source suppliers in the future would materially adversely affect our business, financial condition and results of operations.

     - Most of our suppliers are not obligated to continue to provide us with components and subassemblies. Rather, we buy most components and subassemblies on a purchase order basis. If our suppliers experience increased demand or shortages, it could affect deliveries to us. In turn, this would affect our ability to manufacture and sell products that are dependent on those components and subassemblies. This would materially adversely affect our business, financial condition and results of operations.

THE HEADSET MARKET IS HIGHLY COMPETITIVE

     The market for our products is highly competitive. We compete with a variety of companies in various segments of the communications headset market. In the call center segment, the largest market segment in which we compete, our two largest competitors, GN Netcom and ACS Wireless, Inc., recently merged to form a single company. Although it is unclear how this merger will affect us, the merged entity will have a broader product offering and greater marketing presence than either of the two entities had separately. Moreover, the economies of scale that may result from the merger could lead to increased pricing pressures in our market.

     We also anticipate that we will face additional competition from companies that currently do not offer communications headsets. This is particularly true in the office, mobile, computer and residential market segments. As these market segments mature, we will face increased competition from consumer electronics companies and other companies that currently manufacture and sell mobile phones or computer peripheral equipment. These new competitors are likely to be larger, offer broader product lines, bundle or integrate with other products communications headset tops and bases manufactured by them or others, offer products containing bases that are incompatible with our headset tops and have substantially greater financial, marketing and other resources than we do.

     We believe that important competitive factors for us are product reliability, product features, customer service and support, reputation, distribution, ability to meet delivery schedules, warranty terms, product life and price. If we do not compete successfully with respect to any of these or other factors it could materially adversely affect our business, financial condition and results of operations. If we do not successfully develop and market products that compete successfully with those of our competitors it would materially adversely affect our business, financial condition and results of operations.

NEW PRODUCT DEVELOPMENT IS RISKY; WE MUST RESPOND TO CHANGING CUSTOMER REQUIREMENTS AND TECHNOLOGIES

     Our product development efforts historically have been directed toward enhancement of existing products and development of new products that capitalize on our core capabilities. The success of new product introductions is dependent on several factors, including the proper selection of new product features, timely completion and introduction of new product designs, cost-effective manufacture of such products, quality of new products and market acceptance. To be successful in the future, we must develop new products, qualify these new products, successfully introduce these products to the market on a timely basis, and commence and sustain low-cost, volume production to meet customers' demands. Although we attempt to determine the specific needs of headset users in our target market segments, because almost all of our sales are indirect, we may not always be able to timely and accurately predict end-user requirements. As a result, our products may not be timely developed, designed to address current or future end-user requirements, offered at competitive prices or accepted, which could materially adversely affect our business, financial condition and results of operations. Moreover, we generally incur substantial research and development costs before the technical feasibility and commercial viability of a new product can be ascertained. Accordingly, revenues from new products may not be sufficient to recover the associated development costs.

     Historically, the technology used in lightweight communications headsets has evolved slowly. New products have primarily offered stylistic changes and quality improvements, rather than significant new technologies. We anticipate that the technology used in hands-free communications devices, including our products, will begin to evolve more rapidly in the future. We believe that this is particularly true of the office, mobile and residential market segments, which may require us to develop new headset technologies to support cordless and wireless operation and to interface with new communications and computing devices. As a result, our success depends upon our ability to enhance existing products, to respond to changing market requirements, and to develop and introduce in a timely manner new products that keep pace with technological developments. If we are unable to develop and introduce enhanced products or new products in a timely manner in response to changing market conditions or customer requirements, it will materially and adversely affect our business, financial condition and results of operations.

WE DEPEND ON OUR DISTRIBUTION CHANNELS

     We sell substantially all of our products through distributors, original equipment manufacturers ("OEMs"), retailers and telephony service providers. Our existing relationships with these parties are nonexclusive and can be terminated by either party without cause. Our channel partners also sell or can potentially sell products offered by our competitors. To the extent that our competitors offer our channel partners more favorable terms, such partners may decline to carry, de-emphasize or discontinue carrying our products. In the future, we may not be able to retain or attract a sufficient number of qualified channel partners. Further, such partners may not recommend, or continue to recommend, our products. The inability to establish or maintain successful relationships with distributors, OEMs, retailers and telephony service providers or to expand our distribution channels could materially adversely affect our business, financial condition or results of operations.

WE DEPEND ON S. KENNETH KANNAPPAN AND OTHER KEY PERSONNEL

     Our success depends to a significant extent upon the services of a limited number of executive officers and other key employees. On January 4, 1999, S. Kenneth Kannappan was promoted to Chief Executive Officer of our company, succeeding Robert S. Cecil in that capacity, and was appointed to our Board of Directors. Mr. Kannappan joined our company in February 1995 and has held a number of executive management positions, including President and Chief Operating Officer. Mr. Kannappan has been assuming increasing responsibilities for our day-to-day operations since his March 1998 appointment as President and Chief Operating Officer. The unanticipated loss of the services of Mr. Kannappan or one or more of our other executive officers or key employees could have a material adverse effect upon our business, financial condition and results of operations.

     We also believe that our future success will depend in large part upon our ability to attract and retain additional highly skilled technical, management, sales and marketing personnel. Competition for such personnel is intense. We may not be successful in attracting and retaining such personnel, and, our failure to do so could have a material adverse effect on our business, operating results or financial condition.

CITICORP VENTURE CAPITAL RETAINS SIGNIFICANT CONTROL

     After this offering, our largest stockholder, Citicorp Venture Capital, Ltd. ("CVC"), will beneficially own 4,509,168 shares of our common stock (excluding any shares that may be owned by employees of CVC or its affiliates), which will represent approximately 26.1% of the outstanding common stock. We also have an agreement with CVC under which it is entitled to have up to three of its designees serve on our Board of Directors, depending on the level of CVC's continuing stock ownership. Messrs. Robert F. B. Logan, M. Saleem Muqaddam and John Mowbray O'Mara are currently serving as CVC's designees under that agreement. Accordingly, CVC has the ability to exert substantial influence on the full Board of Directors, which currently consists of eight members. In addition, our bylaws contain provisions that require a supermajority vote of the Board of Directors to approve certain transactions, including amendments of our Certificate of Incorporation and bylaws, mergers and sales of substantial assets, acquisitions of other companies and sales of capital stock. These provisions may have the effect of giving a small number of directors the ability to block such transactions.

FUTURE SALES OF OUR COMMON STOCK BY CITICORP VENTURE CAPITAL, MR. AND MRS. CECIL OR MANAGEMENT MAY DEPRESS OUR STOCK PRICE

     Upon completion of this offering, we will have outstanding 17,265,906 shares of common stock (based upon shares outstanding as of December 31, 1998), assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options after December 31, 1998 other than exercises by Mr. and Mrs. Cecil as described elsewhere in this prospectus. All of these shares will be freely tradable except for 4,509,168 shares held by CVC and 433,254 shares held by our executive officers and directors. These 4,942,422 shares, as well as an additional 1,906,666 shares subject to outstanding stock options at December 31, 1998 held by executive officers, directors and Mrs. Cecil, are subject to lockup agreements with the underwriters and cannot be sold for a period of 90 days after the offering without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. In addition, the holders of these shares or options may only sell their shares in reliance on Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), or pursuant to an effective registration statement filed with the Securities and Exchange Commission. Certain of our current stockholders, including CVC and certain of our officers, directors and key employees, also have contractual rights to require Plantronics to register their shares for public sale. Sales of a substantial number of shares of common stock in the public market following the offering, as well as sales of shares issued upon exercise of stock options, by any of the officers, directors or other stockholders mentioned above could adversely affect the prevailing market price of the common stock and impair our ability to raise capital through the sale of equity securities.

RISKS ASSOCIATED WITH OUR FOREIGN OPERATIONS

     Approximately 30.7% and 30.2% of our net sales in fiscal 1998 and the six months ended September 30, 1998, respectively, were derived from customers outside the United States. In addition, we conduct substantially all of our headset assembly operations in our manufacturing facility located in Mexico, and we obtain most of the components and subassemblies used in our products from various foreign suppliers. The inherent risks of international operations, particularly in Mexico, could materially adversely affect our business, financial condition and results of operations. The types of risks faced in connection with international operations and sales include:

     - cultural difference in the conduct of business;

     - greater difficulty in accounts receivable collection;

     - unexpected changes in regulatory requirements;

     - tariffs and other trade barriers;

     - economic and political conditions in each country;

     - management and operation of an enterprise spread over various countries; and

     - burden of complying with a wide variety of foreign laws.

     A significant portion of our business is conducted in currencies other than the U.S. dollar. As a result, fluctuations in exchange rates creates risk to us in both the sale of our products and our purchase of supplies. Fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar have caused and will continue to cause currency transaction gains and losses. Although we do not currently engage in any hedging activities to mitigate exchange rate risks, we continually evaluate programs to reduce our foreign currency exposure. However, there can be no assurance that we will not continue to experience currency losses in the future, nor can we predict the effects of future exchange rate fluctuations on future operating results. To the extent that sales to our foreign customers increase or transactions in foreign currencies increase, our business, financial condition and results of operations could be materially adversely affected by exchange rate fluctuations. In addition, we cannot predict the potential consequences to our business of the adoption of the Euro as a common currency in Europe.

WE DEPEND ON OUR PRINCIPAL MANUFACTURING FACILITY

     Substantially all of our manufacturing operations are currently performed in a single facility in Tijuana, Mexico. A fire, flood or earthquake, political unrest or other disaster or condition affecting our facility could have a material adverse effect on our business, financial condition and results of operations. While we have developed a disaster recovery plan and believe we are adequately insured with respect to this facility, we may not be able to implement the plan effectively or on a timely basis or recover under applicable insurance policies.

FAILURE OF ELECTRONIC SYSTEMS TO RECOGNIZE THE YEAR 2000

     Many existing electronic systems, including computer systems, use only the last two digits to refer to a year. Therefore, these systems may recognize a date using "00" as 1900 rather than the year 2000. If not corrected, many computer and other electronic applications and systems could fail or create erroneous results when addressing dates on and after January 1, 2000. Our products do not address or utilize dates in their operation, and, accordingly, our products should not fail due to the year 2000 problem. However, we use and depend on information technology systems (including business information computer systems and design and manufacturing computer systems) and other machinery and equipment that includes embedded date sensitive technology. We also depend on the proper functioning of date sensitive electronic systems of third parties, such as customers and suppliers. The failure of any of these systems to appropriately interpret the year 2000 could have a material adverse effect on our business, financial condition and results of operations. We are undertaking efforts to ensure that our business systems and those of our suppliers and customers are compliant with the requirements of the year 2000. However, our year 2000 program may not be effective or we may not be able to implement it in a timely and cost-effective manner. Our year 2000 efforts may not, therefore, ensure against disruptions caused by the approach or advent of the year 2000. The year 2000 problem is potentially very widespread, and it is not possible to determine all the potential risks that we may face. Our inability to remedy our own year 2000 problems or the failure of third parties to do so may cause business interruptions or shutdowns, financial loss, regulatory actions, harm to our reputation and exposure to liability.

RISKS OF INADEQUATE PROTECTION OF INTELLECTUAL PROPERTY AND INFRINGEMENT OF RIGHTS OF OTHERS

     Our success will depend in part on our ability to protect our proprietary technology. We rely primarily on a combination of nondisclosure agreements and other contractual provisions as well as patent, trademark, trade secret, and copyright laws to protect our proprietary rights. We currently hold 33 United States patents and additional foreign patents and intend to continue to seek patents on our inventions when we believe it to be appropriate. The process of seeking patent protection can be lengthy and expensive. Patents may not be issued in response to our applications, and patents that are issued may be invalidated, circumvented or challenged by others. If we are required to enforce our patents or other proprietary rights through litigation, the costs and diversion of management's attention could be substantial. In addition, the rights granted under any patents may not provide us competitive advantages or be adequate to safeguard and maintain our proprietary rights. Moreover, the laws of certain countries do not protect our proprietary rights to the same extent as do the laws of the United States. If we do not enforce and protect our intellectual property rights, it could materially adversely affect our business, financial condition and results of operations.

     From time to time, third parties, including our competitors, may assert patent, copyright and other intellectual property rights against us. Such claims, if they are asserted, could result in costly litigation and diversion of management's attention. In addition, we may not ultimately prevail in any such litigation or be able to license any valid and infringed patents from such third parties on commercially reasonable terms, if at all. Any infringement claim or other litigation against us could materially adversely affect our business, financial condition and results of operations.

PRODUCT LIABILITY EXPOSURE

     The use of our products exposes us to the risk of product liability claims. Product liability claims have in the past been, and are currently being, asserted against us. None of the previously resolved claims have materially affected our business, financial condition or results of operations, nor do we believe that any of the pending claims will have such an effect. Although we maintain product liability insurance, the coverage provided under our policies could be unavailable or insufficient to cover the full amount of any such claim. Therefore, successful product liability claims brought against us could have a material adverse effect upon our business, financial condition and results of operations.

OUR STOCK PRICE MAY BE VOLATILE

     The market price for our common stock may be affected by a number of factors, including the announcement of new products or product enhancements by us or our competitors, the loss of services of one or more or our executive officers or other key employees, quarterly variations in our or our competitors' results of operations, changes in earnings estimates or recommendation by securities analysts, developments in our industry, sales of substantial numbers of shares of our common stock in the public market, general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors. In addition, stock prices for many companies in the technology sector have experienced wide fluctuations that have often been unrelated to the operating performances of such companies. Such factors and fluctuations, as well as general economic, political and market conditions, such as recessions, may materially adversely affect the market price of our common stock.

ENVIRONMENTAL MATTERS

     We are subject to various federal, state, local and foreign environmental laws and regulation, including those governing the use, discharge and disposal of hazardous substances in the ordinary course of our manufacturing process. Although we believe that our current manufacturing operations comply in all material respects with applicable environmental laws and regulations, environmental legislation has been enacted and may in the future be enacted or interpreted to create environmental liability with respect to our facilities or operations. We have included in our financial statements a reserve of $1.5 million for possible environmental remediation of the site of one of our previous businesses.

While no claims have been asserted against us in connection with this matter, such claims could be asserted in the future and any liability that might result could exceed the amount of the reserve.

EFFECTS OF ANTITAKEOVER PROVISIONS

     Our Board of Directors has the authority to issue preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting and conversion rights, of those shares without any further vote or action by the stockholders. The issuance of our preferred stock could have the effect of making it more difficult for a third party to acquire us. In addition, we are subject to the antitakeover provisions of Section 203 of the Delaware General Corporation Law, which could also have the effect of delaying or preventing our acquisition by a third party. Further, certain provisions of our Certificate of Incorporation and bylaws could delay or make more difficult a merger, tender offer or proxy contest, which could adversely affect the market price of our common stock.

                     INFORMATION INCORPORATED BY REFERENCE

     This prospectus incorporates by reference the following documents and information, all of which Plantronics has filed in the past with the SEC:

     - Plantronics' Annual Report on Form 10-K for the fiscal year ended March 28, 1998.

     - Plantronics' Quarterly Report on Form 10-Q for the quarterly period ended June 27, 1998.

     - Plantronics' Quarterly Report on Form 10-Q for the quarterly period ended September 26, 1998.


     - Plantronics' Current Report on Form 8-K dated January 12, 1999.


     - Item 1 of Plantronics' Registration Statement on Form 8-A, filed on December 20, 1993, as amended on January 14, 1994 and November 7, 1997 (which in turn incorporates by reference the description of Plantronics' common stock set forth in Plantronics' Registration Statement on Form S-1 (Reg. No. 33-70744), filed on October 20, 1993, as amended by Amendment No. 1, filed on November 30, 1993, Amendment No. 2, filed on December 27, 1993, and Amendment No. 3, filed on January 18, 1994).


     All documents, if any, which Plantronics subsequently files under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus but prior to the termination of the offering described in this prospectus shall be deemed to be incorporated by reference in this prospectus and to be part of this prospectus from the date of filing of such documents.


     Plantronics will provide without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of the information that has been or may be incorporated by reference in this prospectus, other than exhibits to such documents. Direct any request for such copies to John A. Knutson, Vice President - Legal, Senior General Counsel and Secretary, Plantronics, Inc., 345 Encinal Street, Santa Cruz, California 95060,
Tel: (831) 426-5858.

                    HOW TO GET INFORMATION ABOUT PLANTRONICS

     Plantronics is subject to the informational requirements of the Exchange Act and therefore files reports, proxy and information statements and other information with the SEC. You can inspect many of such reports, proxy and information statements and other information on the SEC's internet website at http://www.sec.gov.

     You can also inspect and copy such reports, proxy and information statements and other information at the SEC's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at tel:
1-800-SEC-0330. You can also inspect and copy such reports, proxy and information statements and other information may also be inspected and copied at the following Regional Offices of the SEC: New York Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048; and Chicago Regional Office, Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Plantronics' common stock is listed on the NYSE, and you can inspect such reports, proxy and information statements and other information at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     This prospectus constitutes part of a registration statement on Form S-3 filed by Plantronics with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to Plantronics and the shares, you should refer to the registration statement either at the SEC's website or at the addresses set forth in the preceding paragraph. Statements in this prospectus concerning any document filed as an exhibit to this prospectus are not necessarily complete, and, in each instance, you should refer to the copy of such document which has been filed as an exhibit to the registration statement. Each such statement is qualified in its entirety by such reference.

     No one is authorized to give any information or to make any representations not contained in this prospectus in connection with any offering made by this prospectus. If given or made, you must not rely on such information or representations as having been authorized by Plantronics or by any other person. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the shares offered hereby. This prospectus also does not constitute an offer to sell or a solicitation of an offer to buy any of the shares offered hereby to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation. Neither delivery of this prospectus, nor any sale or offer to sell shares hereunder, shall under any circumstances create any implication that there has been no change in the affairs of Plantronics since the date of this prospectus or that the information contained in this prospectus is correct as of any time subsequent to the date of this prospectus.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for Plantronics by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

     The financial statements incorporated in this prospectus by reference to Plantronics' Annual Report on Form 10-K for the fiscal year ended March 28, 1998 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of such firm as experts in auditing and accounting.

                                    PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of Common Stock being registered. All amounts are estimates except the registration fee and the NASD filing fee.

                                                              AMOUNT TO
                                                               BE PAID
                                                              ---------
Registration Fee............................................  $     --
NASD Filing Fee.............................................    15,584
Printing....................................................    75,000
Legal Fees and Expenses.....................................   175,000
Accounting Fees and Expenses................................    75,000
Transfer Agent Fees.........................................     2,000
Miscellaneous...............................................     7,416
                                                              --------
          Total.............................................  $350,000
                                                              ========

ITEM 15. INDEMNIFICATION

     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers. This may under certain circumstances include indemnification for liabilities arising under the Securities Act as well as for expenses incurred in that regard. Article Nine of the Registrant's Certificate of Incorporation and
Article V of the Registrant's By-laws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. The Registrant has also entered into Indemnification Agreements with its officers and directors.

     In addition, the Registrant is party to a Registration Agreement with Citicorp Venture Capital, Ltd. and certain other stockholders, officers, directors and key employees. The Registration Agreement grants certain holders of the Registrant's common stock, including the selling stockholder, the right to demand registration of their shares, and to participate in other registrations which the Registrant may undertake. The Registrant filed this prospectus with the SEC in order to fulfill its contractual obligations under the Registration Agreement. Under the Registration Agreement, the Registrant has agreed to indemnify the selling stockholders, and the selling stockholders have agreed to indemnify the Registrant, against certain liabilities in connection with this registration.

ITEM 16. EXHIBITS


EXHIBIT
NUMBER                             DOCUMENT
-------                            --------
   1.1*  Form of Purchase Agreement.
    5.1  Opinion of Wilson Sonsini Goodrich & Rosati, Professional
         Corporation, as to Legality of Securities Being Registered.
   10.1  Amended and Restated Registration Agreement dated December
         29, 1989, as amended, between the Registrant and certain
         stockholders of the Registrant (incorporated by reference to
         Exhibit 10.1 to the Registrant's Registration Statement on
         Form S-3, Reg. No. 333-67781, filed November 23, 1998).
   23.1  Consent of PricewaterhouseCoopers LLP, Independent
         Accountants.
   23.2  Consent of Wilson Sonsini Goodrich & Rosati, Professional
         Corporation (included in Exhibit 5.1).


-------------------------

* Previously filed.



ITEM 17. UNDERTAKINGS.


     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 15 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     - For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

     - For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the Registrant, Plantronics, Inc., a corporation organized and existing under the laws of the State of Delaware, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this pre-effective Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Cruz, State of California, on January 13, 1999.


                                          PLANTRONICS, INC.


                                          By:      /s/ JOHN A. KNUTSON

                                             -----------------------------------

                                                       John A. Knutson


                                               Vice President -- Legal, Senior


                                                General Counsel and Secretary



     Pursuant to the requirements of the Securities Act, this pre-effective Amendment No. 1 to this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



           SIGNATURE                          TITLE                       DATE
           ---------                          -----                       ----
      /s/ KEN KANNAPPAN*            Chief Executive Officer,        January 13, 1999
-------------------------------      President and Director
     S. Kenneth Kannappan         (Principal Executive Officer)

    /s/ BARBARA V. SCHERER*      Senior Vice President--Finance     January 13, 1999
-------------------------------    & Administration, and Chief
      Barbara V. Scherer          Financial Officer (Principal
                                  Financial Officer, Principal
                                       Accounting Officer)

     /s/ ROBERT S. CECIL*           Chairman of the Board of        January 13, 1999
-------------------------------             Directors
        Robert S. Cecil

    /s/ ROBERT F.B. LOGAN*                  Director                January 13, 1999
-------------------------------
       Robert F.B. Logan

    /s/ M. SALEEM MUQADDAM*                 Director                January 13, 1999
-------------------------------
      M. Saleem Muqaddam

   /s/ JOHN MOWBRAY O'MARA*                 Director                January 13, 1999
-------------------------------
      John Mowbray O'Mara

     /s/ TRUDE C. TAYLOR*                   Director                January 13, 1999
-------------------------------
        Trude C. Taylor

      /s/ J. SIDNEY WEBB*                   Director                January 13, 1999
-------------------------------
        J. Sidney Webb

     /s/ DAVID A. WEGMANN*                  Director                January 13, 1999
-------------------------------
       David A. Wegmann

   *By: /s/ JOHN A. KNUTSON                                         January 13, 1999
-------------------------------
        John A. Knutson
      (Attorney-in-Fact)

                                 EXHIBIT INDEX


                                                                 SEQUENTIALLY
EXHIBIT                                                            NUMBERED
NUMBER                   DESCRIPTION OF DOCUMENT                     PAGE
-------    ----------------------------------------------------  ------------
   1.1*    Form of Purchase Agreement.
    5.1    Opinion of Wilson Sonsini Goodrich & Rosati,
           Professional Corporation, as to Legality of
           Securities Being Registered.
   10.1    Amended and Restated Registration Agreement dated
           December 29, 1989, as amended, between the
           Registrant and certain stockholders of the
           Registrant (incorporated by reference to Exhibit
           10.1 to the Registrant's Registration Statement on
           Form S-3, Reg. No. 333-67781, filed November 23,
           1998).
   23.1    Consent of PricewaterhouseCoopers LLP, Independent
           Accountants.
   23.2    Consent of Wilson Sonsini Goodrich & Rosati,
           Professional Corporation (included in Exhibit 5.1).


-------------------------

* Previously filed.